

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03005007

DC
N/o ACT
P.E. 12-13-02

January 15, 2003

Andrew Bor
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act 1934
Section
Rule 14A-8
Public Availability 1-15-2003

Re: Weyerhaeuser Company
Incoming letter dated December 13, 2002

Dear Mr. Bor:

This is in response to your letter dated December 13, 2002 concerning the shareholder proposal submitted to Weyerhaeuser by the Plumbers and Pipefitters National Pension Fund. We also have received a letter on behalf of the proponent dated January 10, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 05 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Jean M. Kelly
O'Donoghue & O'Donoghue
4748 Wisconsin Avenue, N.W.
Washington, DC 20016

RECEIVED
2002 DEC 13 PM 5:33
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE



1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

ANDREW BOR
206-583-8577
ABor@perkinscoie.com

December 13, 2002

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Plumbers and Pipefitters National Pension Fund for Inclusion in the Weyerhaeuser Company 2003 Proxy Statement

Dear Sir or Madam:

We are counsel to the Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or the "Company"). On November 5, 2002, Weyerhaeuser received a proposed shareholder resolution and supporting statement (together, the "Proposal") from the Plumbers and Pipefitters National Pension Fund (the "Proponent"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2003 Annual Meeting (the "2003 Proxy Statement").

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude portions of the Proposal from the 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Weyerhaeuser excludes the portions of the Proposal identified below from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Weyerhaeuser the undersigned hereby files six copies of this letter and the Proposal, which (together with its

[01576-0062/SB023440.076]

supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to a bylaw amendment that would require the Company's chairman to be an independent director and states, in relevant part:

> *RESOLVED: The shareholders of Weyerhaeuser ("Company") urge the Board of Directors to amend the Company's by laws to require that an independent director—as defined by the rules of the New York Stock Exchange ("NYSE")—who has not served as an officer of the Company be its Chairman of the Board of Directors.*

Summary of Basis for Exclusion

We have advised Weyerhaeuser that it may properly exclude portions of the Proposal from its 2003 Proxy Statement because such statements are materially false or misleading (Rules 14a-8(i)(3) and 14a-9). The reasons for our conclusion in this regard are more particularly described below.

Explanation of Basis for Exclusion

Proxy Rule 14a-8(i)(3) permits a company to omit a shareholder proposal from its proxy statement if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Cisco Systems, Inc.* (Sept. 19, 2002); *Sysco Corp.* (Sept. 4, 2002); *Winland Electronics, Inc.* (May 24, 2002); *Putnam High Income Convertible and Bond Fund* (Apr. 24, 2002); *General Motors Corp.* (Apr. 3, 2002); *The Boeing Co.* (Mar. 2, 2002); *Staff Legal Bulletin No. 14* (July 13, 2001) (where the Staff states that shareholders "should provide factual support for statements in the proposal and supporting statements or phrase statements as their opinion where appropriate"). Proxy Rule 14a-9(b), Note (b) includes within the definition of materially false or misleading statements "[m]aterial which directly or indirectly impugns character,

Industries, Inc. (Apr. 9, 2002) (where the Staff required the proponent to recast an unsupported factual statement as an opinion); *Weyerhaeuser Co.* (Feb. 6, 2002) (where the Staff required the proponent to recast a number of statements as opinions rather than unsupported facts).

Third, **Proponent's statement in paragraph 5** that "*[w]e respectfully urge the board of our Company to dramatically change its corporate governance structure* <u>*and the public's perception of it*</u>*....*" *(emphasis added)* is properly excludable unless modified because the statement is derogatory and impugns the Company's and the directors' reputation by suggesting that there is negative perception by the public of the Company or its governance structure, without providing any factual foundation for such suggestion. The Staff has provided no-action relief for similar statements in proposals submitted to other companies. *See, e.g., Commonwealth Energy Corp.; AMR Corp.*

In summary, the Proposal contains numerous false or misleading statements. We believe, therefore, that the Company may properly exclude these portions of the Proposal from the 2003 Proxy Statement pursuant to Rules 14a-8(i)(3)/14a-9.

* * * * *

For the foregoing reasons, we believe that portions of the Proposal may be omitted from the 2003 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the portions of the Proposal identified above are excluded.

Your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8577.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



Andrew Bor

AB:ipd
Enclosures

cc: William Sweeney, Plumbers and Pipefitters National Pension Fund
Claire Grace, Weyerhaeuser Company

integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." We believe that the portions of the Proposal identified below are properly excludable unless modified by the Proponent.

First, **Proponent's statements in paragraphs 2 and 3, respectively,** that *"[t]he recent wave of corporate scandals at such companies as Enron, WorldCom and Tyco has resulted in renewed emphasis on the importance of independent directors"* and that *"[u]nfortunately, having a majority of independent directors alone is clearly not enough to prevent the type of scandals that have afflicted Enron, WorldCom and Tyco"* are properly excludable because the statements are inflammatory and indirectly impugn the character and integrity of the Company's board members by associating the Company's board members with the board members of Enron, WorldCom and Tyco and suggesting that because the Company, like Enron, WorldCom and Tyco, does not have an independent director as chairman of its board of directors, it is on the verge of being involved in a corporate scandal or in illegal or immoral conduct. This is tantamount to guilt by association. The Company's request is consistent with the Staff's response to similar statements in proposals to other companies. *See, e.g., Commonwealth Energy Corp.* (Nov. 15, 2002) (where the Staff required the proponent to delete a statement that the company argued was the type of false and misleading statement that directly or indirectly impugned character or directly or indirectly made charges concerning improper conduct or association); *AMR Corp.* (Apr. 3, 2002) (where the Staff required the proponent to delete statements which the company argued impugned its and its board of directors's character and integrity without factual support).

Second, **Proponent's statements in paragraphs 4 and 6, respectively,** that *"[o]bviously, no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO or some other officer of the company,"* that *"[a]lthough this change would be dramatic, it would hardly be radical"* and that *"[i]n the United Kingdom it is common to separate the offices of Chairman and CEO"* are properly excludable unless modified because they are unsupported statements of fact. The Proponent must either cite to a source to support these statements or, in the alternative, phrase the statements as an opinion. The Staff has previously found statements similar to these made by the Proponent to be excludable. *See, e.g., Commonwealth Energy Corp.*; *Countrywide Credit*

EXHIBIT A

RESOLVED: The shareholders of Weyerhaeuser ("Company") urge the Board of Directors to amend the Company's by laws to require that an independent director—as defined by the rules of the New York Stock Exchange ("NYSE")—who has not served as an officer of the Company be its Chairman of the Board of Directors.

SUPPORTING STATEMENT

The recent wave of corporate scandals at such companies as Enron, WorldCom and Tyco has resulted in renewed emphasis on the importance of independent directors. For example, both the NYSE and the NASDAQ have proposed new rules that would require corporations that wish to be traded on them to have a majority of independent directors.

Unfortunately, having a majority of independent directors alone is clearly not enough to prevent the type of scandals that have afflicted Enron, WorldCom and Tyco. All of these corporations had a majority of independent directors on their boards when the scandals occurred.

All of these corporations also had a Chairman of the Board who was also an insider, usually the Chief Executive Officer ("CEO"), or a former CEO, or some other officer. Obviously, no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO or some other officer of the company.

We respectfully urge the board of our Company to dramatically change its corporate governance structure and the public's perception of it by having an independent director serve as its Chairman.

Although this change would be dramatic, it would hardly be radical. In the United Kingdom it is common to separate the offices of Chairman and CEO. In 1996, a blue ribbon commission on Director Professionalism of the National Association of Corporate Directors recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises."

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MARTIN F. O'DONOGHUE
(1902-1973)
PATRICK C. O'DONOGHUE
(1930-1979)
JOSEPH P. BOYLE
(1954-1998)

January 10, 2003

RECEIVED
2003 JAN 13 PM 5:01
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA HAND DELIVERY
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Plumbers and Pipefitters National Pension Plan for inclusion in the Weyerhaeuser Company 2003 Proxy Statement

Ladies and Gentlemen:

We represent the Plumbers and Pipefitters National Pension Plan (the "Proponent" or "Plan") which has submitted a shareholder proposal (the "Proposal") to Weyerhaeuser Company ("Weyerhaeuser" or the "Company") for inclusion in the proxy materials for Weyerhaeuser's 2003 annual shareholders meeting (the "2003 Annual Meeting"). This letter is submitted in response to Weyerhaeuser's request, dated December13, 2002 for a no-action letter permitting Weyerhaeuser to exclude the Proposal from the proxy materials for the 2003 Annual Meeting.

The Proposal

The instant Proposal urges the Board of Directors of Weyerhaeuser to "amend the Company's bylaws to require that an independent director – as defined by the rules of the New York Stock Exchange ("NYSE") – who has not served as an officer of the Company be its Chairman of the Board of Directors."

THERE IS NO MERIT TO THE ASSERTION THAT PORTIONS OF THE SUPPORTING STATEMENT MAY BE OMITTED UNDER RULE 14a-8(i)(3) AND 14a-9 ON THE GROUND THAT THEY CONTAIN MATERIALLY FALSE OR MISLEADING STATEMENTS.

First, the Company takes issue with portions of paragraphs two and three, only the italicized portions are selected and criticized by the Company. Those paragraphs state:

> *The recent wave of corporate scandals at such companies as Enron, WorldCom and Tyco has resulted in renewed emphasis on the importance of independent directors,* both the NYSE and the NASDAQ have proposed new rules that would require corporations that wish to be traded on them to have a majority of independent directors.
>
> *Unfortunately, having a majority of independent directors alone is clearly not enough to prevent the type of scandals that have afflicted Enron, WorldCom and Tyco.* All of these corporations had a majority of independent directors on their boards when the scandals occurred.
>
> *Emphasis provided.*

Although the Company asserts that portions of the statement are properly excludable because they are inflammatory and indirectly impugn the character and integrity of the Company's board by associating its members with the board members of Enron, WorldCom and Tyco, this is not the type of statement that the rules intended to exclude. The statement, when taken in context, is a factual reference to major, recent developments in the corporate governance arena. Enron, WorldCom and Tyco all shared a similar corporate governance scheme – they all had a majority of independent directors but did not have an independent Chairman of the Board of Directors. There is no question that scandals in those companies occurred and that the NYSE and NASDAQ have responded by proposing new rules that would require a majority of independent directors. The statement logically concludes that a majority of independent directors on the board, by itself, has not been enough to prevent the scandals from occurring. The rational and logical conclusion is that more needs to be done in the way of corporate governance to promote a balanced corporate structure and avoid future scandals.

The Company cites *AMR Corp.* (Apr. 3, 2001) and *Commonwealth Energy Corp.* (Nov. 15, 2002) as support for its argument that the provisions should be excluded. These decisions do little to bolster their claims. The proposal at issue in *AMR* specifically alleged instances of corporate misconduct, citing improperly collected fees and relationships by *AMR* board members without providing factual support for its contentions. In *Commonwealth*, the company argued at length that the proposal should be excluded on vagueness grounds. Commonwealth's arguments were largely: that the amount that would be granted by the proposal to a board member was unascertainable and vague; that shareholders voting would not be able to determine with reasonable certainty what actions the company would be required to take if the proposal was implemented and that the proposal was unclear as to the minimum number of directors required. Both *AMR* and *Commonwealth* can be distinguished from the Proposal and Supporting Statement at issue here. There are no direct or specific allegations against board members of Weyerhaeuser; nothing in the proposal impugns the Company or its board members; there are no vague directives contained in the proposal. The proposal simply seeks to have an independent chair and the Proposal criticizes, not Weyerhaeuser as a company or its board of directors but rather, a typical and less than optimal, corporate governance structure.

The Company also seeks to exclude portions of the Supporting Statement which provide:

> "[o]bviously, no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO or some other officer of the company" that "although this change would be dramatic, it would hardly be radical" and that "in the United Kingdom it is common to separate the offices of Chairman and CEO"

These statements emphasize that while changing the Company's corporate governance structure to require an independent chairman of the board of directors – although seemingly dramatic – would not be radical since it is common in the United Kingdom. While this fact seems well known – if the SEC determines that a source is required, the IRRC Corporate Governance Service 2002 Background Report L, *The Election of Directors, Board Independence and Related Issues*, (February 2002) Stacey M. Burke provides ample support for the above statement.[1] The IRRC is directly on point, stating:

> "Proponents of separating the roles of chairman and CEO often point to he U.K. model. In Great Britain, the separation of powers is a common practice; only about a quarter of British companies combine the positions"

Pg. 21. Of IRRC Report

The IRRC report goes on to cite the Committee on the Financial Aspects of Corporate Governance which "recommended that the two positions be separate, since combining them puts a considerable concentration of power in one person's hands. . . There should be a clearly accepted division of responsibilities at the head of a company which will ensure a balance of power and authority, such that no one individual has unfettered powers of decision." Id.

Finally, the Company urges exclusion of the italicized portion of paragraph 5 of the Supporting Statement which reads:

> *"[w]e respectfully urge the board of our Company to dramatically change its corporate governance structure and the public's perception of it* by having an independent board of directors.

Contrary to the Company's assertion, the statement is not derogatory and does not impugn Weyerhaeuser or any of its board members. As stated above, the Support Statement is directed towards existing corporate governance structures not the Company itself. The above statement clearly indicates that "public's perception" relates to "corporate governance structure" and no specific act or individual related to the Company.

---

[1] A copy of the IRRC Report is attached as Exhibit 1.

Conclusion

There is no question that the scandals at Enron, WorldCom and Tyco have had an impact on the public perception of overall corporate governance. Our Proposal is intended to modify and improve that perception by providing shareholders with greater protection and confidence in the form of an independent board of directors. There is nothing in the Proposal, which is materially false, or misleading, the Proposal does not impugn or cast the Company or its Directors in a derogatory light. I therefore request that the SEC deny the Company's request for a No-Action letter and that the Company be required to include the NASI Fund's Proposal in the proxy materials for the 2003 Annual Meeting.

In accordance with Commission Rule 14(a)–8(j), the undersigned hereby files six copies of this letter and attached exhibit with the SEC. A copy of this letter in concurrently being forwarded to Andrew Bor, Counsel for Weyerhaeuser.

Please contact the undersigned with any questions.

Respectfully submitted,



Jean M. Kelly

JMK:nw

cc: Andrew Bor

100112_1





IRRC Corporate Governance Service 2002 Background Report L:

THE ELECTION OF DIRECTORS, BOARD INDEPENDENCE AND RELATED ISSUES

By Stacey M. Burke
February 2002

- The election of directors: a changing environment, p. 3
- Board size, p. 7
- Background on board independence issues, p. 9
- Shareholder proposals on board independence, p. 15
- Committee independence and shareholder resolutions, p. 16
- Board leadership and shareholder resolutions, p. 21
- Director tenure limits, mandatory retirement and shareholder resolutions, p. 27
- Board diversity and shareholder resolutions, p. 29
- Board related shareholder proposals anticipated in 2002, p. 34
- Appendix A: Views on corporate governance issues

EXECUTIVE SUMMARY

Institutional investors and others interested in U.S. corporate governance have focused increasingly in recent years on boards of directors as the fulcrum for managing relationships between shareholders and management. It is the board's job to hold management accountable, in this view, and if the board can be held accountable to shareholders—and there are mechanisms for some transparency, so that investors can have confidence in boards—then there will be proper checks and balances.

Some investors manifest their concerns over company performance by filing shareholder resolutions requesting more independent directors on the board and key committees and more shareholder access to what is included in a company's proxy materials. Similarly, institutions may withhold votes from directors in certain situations, for example, when companies refuse to implement shareholder resolutions that receive a majority of the votes. Shareholder resolutions and the option to withhold votes from one or all directors are moderate means to communicate dissatisfaction, falling short of the all-out war represented by a proxy fight.

Major recent developments

- "Just-vote-no" campaigns, in which shareholders withhold votes from director nominees on an organized basis, targeted three companies in 2001. Freeport McMoran Copper & Gold and Louisiana-Pacific were both targeted through this method by the New York City pension funds. In addition, the Service Employees International Union targeted Eastman Kodak Chemical. The vote-no campaign organized against Freeport McMoran Copper & Gold was the most successful, with 24.7 percent of the votes cast withheld from the company's CEO and chair James R. Moffett.

- Although proponents such as Bart Naylor and Richard Dee submitted a record high number of proposals to companies requesting that two nominees be nominated for each board seat in 2001, the number appears to be declining moving into 2002. In 2001, 29 similar proposals were submitted (with 18 coming to a vote), while IRRC has tracked only four proposals submitted so far in 2002.

- Institutional investors have raised the bar for independent boards in recent years. The Council of Institutional Investors strengthened its core policies on board independence in September 2000 by increasing the lookback period for determining a director's independence from two years to five years. And in its core governance principles, issued in April 1998, the California Public Employees' Retirement System said a substantial majority of the board should consist of independent directors, and key committees should be completely independent.

- The SEC allowed eight proposals on director independence to be excluded under rule 14a-8(i)(6), which permits omission if the company is unable to implement the proposal, including three proposals at Marriott International and two proposals at Bank of America.

- The average vote for board independence resolutions was 22.4 percent in 2001, for seven board independence resolutions for which voting results are available. Of special note, a binding resolution sponsored by Elliot Associates to increase board independence at Metromedia International Group received 34.8 percent of the votes cast.

- The focus on board committee independence continued in 2001, with six out of 25 proposals coming to a vote creating an average vote of approval of 34.4 percent of votes cast. Of the shareholder proposals requesting higher independence, including board and committee independence, two proposals regarding committee independence received the highest approval. A proposal requesting an independent nominating committee at Oxford Health Services garnered support from 47.9 percent of the votes cast; a proposal at Willamette Industries requesting an independent compensation committee received support from 45.8 percent of the votes cast.

- The SEC and major stock exchanges issued new rules relating to the independence of audit committees and outside auditors. Audit committees will be required to have three independent directors. Members of an audit committee must be (or become) financially literate and one member must have accounting or finance experience. The SEC also will expect companies to include in their proxy materials, audit committee charters and announcements from their audit committees on business arrangements between their companies and outside auditors relating to auditor independence.

- Three board leadership resolutions that came to votes at companies in IRRC's core research universe won average support of 15.7 percent, down from 21.6 percent of the votes cast in 2000 for three similar proposals.

- Six resolutions came to votes in 2001 requesting stronger efforts to recruit women and minority board members, garnering average support from 20.5 percent of the votes cast. Five similar proposals, voted on in 2000, averaged support from 19.9 percent of shares voted. Many board diversity resolutions are withdrawn when companies persuade proponents—mainly church groups—that their boards are undertaking such efforts.

- At companies in IRRC's core research universe, five shareholder proposals asking for term limits for directors came to votes in 2001 (compared to three proposals in 2000), winning an average support of only

3.6 percent of the shares voted. Evelyn Y. Davis, the proponent of all five proposals, asked that directors limit their tenure to six years.

Facts on file

- On S&P 500 company boards, 69 percent of directors are independent of management, according to IRRC's *Board Practices/Board Pay: 2001* study. This is up from 65 percent in 1995. (An independent director is neither an employee of the company nor affiliated with it other than through the directorship.) Among S&P Super 1500 companies (including MidCap and SmallCap firms), the 2001 average is at 65 percent independence.
- About two-thirds of S&P Super 1500 companies have nominating committees; of those, 89 percent have at least a majority of independent directors on such committees. Although just 47 percent of those committees include only independent directors, this number has increased significantly from 42 percent in 2000.
- Virtually all companies studied have compensation and audit committees. Ninety-six percent of the compensation committees at the S&P Super 1,500 companies are majority independent, and 73 percent are completely independent. Similarly, 97 percent of the audit committees are majority independent; 70 percent are composed completely of independent directors, up from 64 percent in 2000 and 56 percent in 1999.

I. THE ELECTION OF DIRECTORS: A CHANGING ENVIRONMENT

Elections of directors at U.S. companies are generally routine, with relatively few votes withheld from the slate nominated by the incumbent board. On management proxy cards, shareholders can vote for the entire board, withhold votes from the entire board or withhold votes from one or more board nominees. Boards nominate the same number of candidates as there are positions open for election, and it is not possible to vote for dissident nominees on management's proxy card. Boards themselves usually control the nomination process—though in years past critics have said that the reality at many companies is that the CEO controls that process.

Although the election of directors can serve as a main avenue for shareholders to register dissatisfaction with management, directors are traditionally elected without challenge. Routine director elections thus bear only passing resemblance to competitive democratic elections in the political arena. On occasion, shareholders challenge board slates through various ways, using the election of directors to illustrate their discontent with respect to issues such as excessive audit fees, repricings and an overall lack of shareholder value.

Proxy contests

The most notable method that shareholders use to voice discontent is through a proxy contest. A proxy contest or proxy fight is an attempt by one or several shareholders to take control or otherwise change a company through the use of the proxy mechanism and involves the use of dissident proxy materials. Proxy contests at times are used as an alternative to tender offers and at other times are used in tandem with offers. While lively, proxy contests probably are less akin to political elections than to all-out war, with both sides mobilized to gain total control. While proxy contests are by no means every day events, they can often be contentious, high-stakes battles, especially since the election of directors is generally sacred ground for companies.

Proxy fights were particularly frequent in the late 1980s and early 1990s, when junk bond financing for tender offers became much less available. However, proxy contests receded somewhat in importance in the mid-1990s, compared with pure tender offers, as hostile offers increasingly were financed by stock. Nevertheless, proxy contests—often matched with tender offers—remain important in changing corporate control. (Proxy contests are described in Corporate Governance Service Background Report K: Proxy Fights.)

Withholding votes

Another protest vehicle used on occasion is the so-called "just-vote-no" campaign, in which shareholders withhold votes for directors on an organized basis to register their displeasure. Although these campaigns are relatively infrequent, and can be difficult to organize, several major shareholders organized vote-no campaigns

in 2001. Companies Freeport McMoran Copper & Gold, Louisiana-Pacific and Eastman Kodak were all the targets of these vote-no campaigns.

New York City pension funds launched vote-no campaigns in 2001 against director nominees at companies Freeport McMoran Copper & Gold and Louisiana-Pacific. As much as 24 percent of shares voted at its 2001 annual meeting were withheld from CEO and chair James R. Moffett on Freeport McMoran's director slate (see Table 1). The vote-no campaign against Louisiana-Pacific managed to withhold as much as 4.6 percent of the shares voted from four directors, as illustrated in Table 2. This was the second consecutive year the New York City pension funds targeted Louisiana-Pacific through this measure. These two companies were chosen as targets for vote-no campaigns because the New York City funds "felt their performance was subpar, and they have demonstrated an intransigence with respect to meeting requests that shareholders have put to them," said Francis Byrd, special assistant for pension policy for the New York City Pension Funds.

Table 1: Freeport McMoran Copper & Gold election of directors voting results (only class B common shares voted on the following five directors)

Director	# of votes for	# of votes withheld	% of votes withheld
Robert J. Allison, Jr.	65,560,468	14,558,850	18.2
James R. Moffett	60,329,302	19,790,016	24.7
B. M. Rankin, Jr.	65,523,455	14,595,863	18.2
J. Stapleton Roy	65,517,109	14,602,209	18.2
J. Taylor Wharton	65,537,660	14,581,658	18.2

Table 2: Louisiana-Pacific election of directors voting results

Director	# of votes for	# of votes withheld	% of votes withheld
William C. Brooks	86,994,748	3,925,315	4.3
Patrick F. McCartan	82,194,085	3,925,315	4.6
Lee C. Simpson	82,585,134	3,925,315	4.5
Colin D. Watson	86,683,226	3,925,315	4.3

At Eastman Kodak, more than 16 percent of shares voted at its 2001 annual meeting were withheld from two of the directors targeted by the Service Employees International Union's (SEIU) "vote no" campaign as illustrated in Table 3. SEIU had sent out letters to large investors urging them to withhold votes from directors who have not acted in response to union-sponsored shareholder proposals that have received majority votes for several years. The Service Employees' fund launched the campaign after the company failed to take action on a classified board proposal that SEIU had filed several years in a row. In 2000, the SEIU proposal received 60.7 percent of the votes cast. In 1999, the proposal received 53.2 percent of the votes cast, and in 1997, it received 50.3 percent of the votes cast. In 1998, Kodak's management did not make a voting recommendation against the proposal in the proxy statement, and the resolution garnered 71.4 percent of the votes cast. A classified board proposal did not appear on the company's 2001 proxy ballot. "At a time when most directors are elected with 98 percent pluralities, this vote should send a stern message on corporate democracy," said Steve Abrecht, executive director of the SEIU Master Trust pension funds. "These directors now hold the dubious distinction of not commanding the full support of their shareholders."

Table 3: Eastman Kodak election of directors voting results

Director	# of votes for	# of votes withheld	% of votes withheld
William W. Bradley	216,191,233	15,227,062	6.6
Alice F. Emerson	192,698,244	38,720,051	16.7
Hector de J. Ruiz	218,090,625	13,327,670	5.8
Laura D'Andrea Tyson	191,439,440	39,978,855	17.3

Even aside from just-vote-no campaigns, in recent years a number of institutions have begun to scrutinize board composition and performance, refusing to see board elections as routine matters. These investors have developed guidelines for withholding votes from all nominees based on structural deficiencies, such as the absence of a requisite number of "independent" directors on the board, or lack of gender and/or racial diversity. Some investors also selectively withhold votes from entire slates of directors based on poor corporate financial

performance or over certain policy differences. (Mutual fund giant Fidelity, for example, withholds votes from incumbent slates immediately after a company has adopted or extended a "poison pill" shareholder rights plan without shareholder approval.)

Institutions also scrutinize individual nominees by examining such factors as whether a director failed to attend at least 75 percent of the meetings of the board, or because of concerns about directors who serve on too many boards. Other concerns include inside directors who serve on nominating or compensation committees and boards that are thought to be too large or too small.

Some institutions that withhold votes have a policy of communicating with companies on the reasons votes were withheld from slates or particular nominees. If the institutions seek to send a message to the company by withholding votes, such communication is advisable, since the reasons for dissatisfaction may not be at all apparent to the company, particularly in the absence of a publicized "just-vote-no" campaign.

Negotiations

Aside from these vehicles to contest control or to lodge protests, some large institutions make their weight felt behind the scenes, offering boards suggestions on the kinds of nominees they think are appropriate. However, most institutions usually have stayed away from pushing specific candidates for board positions. Still, an interesting development in the last few years has been the rise of directors with credentials in the corporate governance movement, sometimes placed on the board of a troubled company at the informal suggestion of pension fund officials or others involved in corporate activism. Perhaps the strongest example of this is the board of troubled Apria Healthcare Group, which is now chaired by Ralph Whitworth of Relational Investors, and includes such governance experts as Richard H. Koppes, a former general counsel of the California Public Employees' Retirement System; Beverly Benedict Thomas, a former trustee of Calpers and of the California State Teachers' Retirement System; and former SEC commissioner and Time Warner officer Philip R. Lochner, Jr. As disclosed in Apria's 2001 proxy statement, Relational Investors was a 20.5 percent owner of Apria, and Janus Capital held a 5.1 percent interest.

While Apria and some other companies have shown dramatic changes associated with their new directors, the presence of one governance reformer on a board is not always a catalyst. Former Calpers CEO Dale Hanson expressed frustration at his experience on the board of ICN Pharmaceuticals in 1995-98, and retired from that board in 1998.

Double board nominees

There are occasional shareholder proposals to make board elections more like those in the political arena, providing a middle way between the usual procedure and the all-out war of proxy contests. Beginning in 1991, for example, the Council of Institutional Investors endorsed a proposal to establish more nominees than board seats with the caveat that the company would endeavor to include shareholder nominees. The council, as incentive for companies, suggested such a measure would preempt shareholders trying to gain access to the proxy statement to nominate directors.

This type of proposal has caught on in recent years as an influx of shareholder proposals were submitted to companies in 2001 requesting the nomination of at least two candidates for each directorship to be filled by the voting of stockholders at annual meetings. Similar proposals more than tripled in number from 2000 when only eight proposals were submitted to companies. Activists, such as Richard Dee, first introduced this double board nominee proposal in the early 1990s, stating that shareholders do not elect directors because they have no choice of candidates. Instead, he says, shareholders merely approve directors selected by incumbent directors and management, not unlike the way shareholders ratify the company's selection of auditors.

Opponents of the proposal say that the double board nominations could deter qualified candidates from seeking or accepting a board nomination because they are not inclined to compete and campaign for such positions without the full support of the entire board. The board would have to recommend both the candidate it considers best qualified and a competing choice for the directorship, perhaps someone with lesser credentials.

In 2001, a total of 29 shareholder proposals were submitted to companies requesting that two nominees be nominated for each board seat with 18 proposals coming to a vote, as shown in Table 4. The proposals also asked for a description of these candidates to appear in the company's proxy statement similar to the materials currently provided for the single candidates the company now proposes for each position.

Support for these proposals have been notably lower than most shareholder proposals. Average shareholder support for these double board nominee proposals in 2001 was 5.4 percent of the votes cast for and against. In 2000, IRRC tracked a total of eight similar shareholder proposals, of which six came to a vote. The average support for these proposals was 7.5 percent of votes cast.

Shareholder activist Bart Naylor submitted 22 of the 2001 proposals, of which 14 came to a vote. One of Naylor's proposals, submitted to Verizon Communications, received the highest vote in support of the proposal, garnering 10.1 percent of the votes cast. Average support for his proposals was 5.1 percent of the votes cast for and against. Richard Dee submitted six proposals, of which four came to a vote, with his proposals averaging a total of 6.4 percent. One other similar proposal was submitted by an individual and did not come to a vote.

Table 4: Double board nominees shareholder proposals in 2001

Company	Proponent	Proposal status/support
Anheuser-Busch	Naylor, B.	4.0%
AT&T	Dee, R.	7.9%
Bank Of America	Naylor, B.	withdrawn
BellSouth	Naylor, B.	not presented
Berkshire Hathaway	Naylor, B.	not presented
Black & Decker	Naylor, B.	4.1%
Campbell Soup	Naylor, B.	1.0%
Coca-Cola	Naylor, B.	omitted [e-2]
Compaq Computer	Naylor, B.	6.1%
Dominion Resources	Naylor, B.	7.6%
El Paso	Dee, R.	4.1%
Exxon Mobil	Naylor, B.	4.2%
Gannett	Naylor, B.	3.1%
General Electric	Naylor, B.	3.7%
General Motors	Naylor, B.	5.2% @
Intel	Naylor, B.	withdrawn
J.P. Morgan Chase	Dee, R.	4.6%
	Naylor, B.	not in proxy
Knight-Ridder	Naylor, B.	4.5%
Media General	Dee, R.	omitted [b-2]
Micron Technology	Naylor, B.	2.3
Minnesota Mining & Manufacturing	Dee, R.	9.1% @
SBC Communications	Naylor, B.	8.4%
Sunoco	Naylor, B.	7.4% @
Texaco	Naylor, B.	meeting cancelled
Trimble Navigation	Naylor, B.	withdrawn
Verizon Communications	Naylor, B.	10.1%
	Dee, R.	omitted [i-11]
Winnebago Industries	Hedeen, D.	not presented

All votes are those cast in support of the resolution as a percentage of all votes cast for or against. Abstentions are excluded. Some companies report the vote as shares voted in support as a proportion of votes cast, including abstentions, or all outstanding shares, so the company's official voting result may differ from the figure presented here.
@ The company included abstentions, so the company's official voting result differs from the figure presented here.

II. BOARD SIZE

Board size levels

Proposals to approve board size are considered to be relatively routine. However, board discretion to set board size can be an important antitakeover defense. At times, companies run into problems setting board size in the context of a takeover fight, or—more often—in increasing the board's discretion to set the board size.

In 2001, the board size of S&P Super 1500 companies analyzed for IRRC's annual *Board Practices/Board Pay* study ranged from four to 25 directors, with an average size of 10 directors. The average numbers of directors serving on the boards in two indices appear to have declined slightly since last year. S&P MidCap companies had an average of 10 directors in 2000, with a slight decline in 2001, bringing its average to nine directors. The average number of directors at S&P 500 companies also declined, going from 12 directors in 2000 to 11 directors in 2001. The average number of directors in these two indices had not previously declined in the past five years. Both the average number of directors of all companies in the study and the S&P SmallCap index remained the same since last year.

Most of the largest boards are in the financial sector, including eight of the nine largest boards. Slightly less

than a third of the financial services companies have boards with more than 15 directors. The size of financial services boards reflects the continuing consolidation within the industry and the need to add board members with expertise in newly-added service areas and to oversee transition periods.

Technology companies have the smallest boards, with an average of seven directors. Technology companies account for 40 percent of the companies with a board size of five or fewer directors. The small size of technology companies can be attributed in part to difficulty in attracting director candidates with technological expertise.

Six companies had boards of only four members each: Cheesecake Factory, Kaydon, Proxim, Startek, Valence Technology and Varian Semiconductor. Some institutional investors worry that boards can be too small, as well as too large, and in its restated board guidelines in 1999, the Council of Institutional Investors recommended that boards have at least five members.

Management proposals

IRRC tracked 22 management proposals to set the board size in 2001, as shown in Table 5. All of the proposals passed. Shareholder approval of the proposals averaged about 87 percent of the votes cast. Two proposals barely reached the passing threshold—at Provell and Sierra Health Services.

At Provell, the proposal on board size required a majority of outstanding shares to pass; the proposal received 50.5 percent of the outstanding shares. The proposal was part of a bundled proposal including an increase to both its authorized common stock and its authorized preferred stock, as well as to set board size limits at a minimum of three seats and a maximum of nine seats. Currently, the board is composed of five directors.

The proposal at Sierra Health Services sought to increase the maximum size of the board to nine members, and to specify that the board will fix the exact number of directors. During 2000, the company decided to expand the size of its board to increase the number of independent directors to six. The board wished to continue to have two executives on the board, which required the by-law change. The maximum size of nine members, proposed at the 2001 annual meeting, would allow the board to add another director without requiring another by-law change. The proposed by-law also changed the number of directors from a fixed number, to one that will be fixed "from time to time." This type of proposal is often viewed as an anti-takeover measure that would allow the company to add members to its board when faced with an unsolicited takeover.

A similar proposal was put to a vote at Micron Electronics' special meeting held in 2001. Due to provisions of the company's proposed acquisition of Interland, certain changes to Micron Electronics by-laws were required. The company submitted a proposal to its shareholders seeking to give the board the authority set the board size in the future. The company also sought approval to increase the board size from five seats to eight seats. Both proposals were a condition to the merger and all proposals passed.

Table 5: Board size related management proposals

Company	Proposal	Proposal status/support*
American Power Conversion	approve board size	95.2%
Apogent Technologies	approve board size	81.0%
Chesapeake Energy	approve board size	92.6%
Cintas	approve board size	99.7%
Cross (A.T.)	approve board size	98.8%
Curtiss-Wright	approve board size	64.3%
Hewlett-Packard	approve board size	69.7%
Manpower	approve board size	85.0%
Micron Electronics	approve board size	99.3%
	give board authority to set board size	94.0%
Pharmaceutical Product Development	approve board size	96.8%
Progress Software	approve board size	99.8%
Provell	approve board size	50.5%
Quest Software	approve board size	86.4%
Raymond James Financial	approve board size	90.0%
Reliance Steel & Aluminum	approve board size	94.7%
Schuler Homes	approve board size	83.4%
Sierra Health Services	approve board size	58.8%
Sitel	approve board size	89.2%
Sprint	approve board size	82.9%
Standard Register	approve board size	99.1%
Techne	approve board size	99.6%

All votes are those cast in support of the resolution as a percentage of all votes cast for or against. Abstentions are excluded. Some companies report the vote as shares voted in support as a proportion of votes cast, including abstentions, or all outstanding shares, so the company's official voting result may differ from the figure presented here.

III. BACKGROUND ON BOARD INDEPENDENCE ISSUES

The dominant U.S. understanding of corporate governance places the board of directors at the fulcrum for establishing accountability of management, and for representing the long-term interests of shareholders and of the corporation itself. In this understanding, which is not as dominant in other countries, the board needs to be independent of management and willing to assert itself to set long-term strategic direction, to monitor management and to correct the situation—including replacing management—when things go seriously wrong. However, in this view, boards need to balance these responsibilities against the need to allow managers to do their jobs. Directors are not managers, and need to respect the boundaries between their oversight functions and the prerogatives of managers to run the organization.

The central role of the board is particularly important given the separation between ownership and control in the modern corporation, with a fairly diffuse shareholder base and professional management that—in the absence of a strong board or other mechanisms for asserting shareholder interests—can control the company, not always in the best interests of the shareholders. While the recent rise of institutional investors, who now control a majority of U.S. equity, has once again concentrated shareholdings to some extent, a single institutional holder seldom owns more than 10 percent of a given large company, and institutions do not have the same freedom of action held by individuals who own major stakes in companies.

Attorney Ira M. Millstein and Yale School of Management Professor Paul W. MacAvoy wrote in a June 1998 *Columbia Law Review* article:

> [A]fter the mid-20th century, when the separation of corporate ownership from managerial control was virtually complete, professional managers of notable leadership and experience began dominating their boards of directors in addition to the daily corporate decisionmaking. In practice, board members were chosen by management from among its own ranks of large-company executives and from among its professional associates in law and finance.
>
> Board service was largely viewed as honorific and responsive to management concerns; the arm's-length relationship implied in the board's monitoring role over management was replaced by a collegial relationship between the two—closer to that implied by membership in a Yale secret society than to oversight.

However, Millstein and MacAvoy write, there has been significant change in the last decade, and boards of large publicly traded corporations "have begun to redress their passivity and dependence." Flagging performance from some of America's largest companies, and more assertive institutional investors, played a key role in this shift. Millstein and MacAvoy write:

> Throughout the 1970s and 1980s, management-dominated corporations invested in low-return growth and diversification to expand the corporation's size and scope for their own sake. Resulting low-level returns to investors generated "activation" on the part of boards as members responded to increasing pressures from: (i) institutional shareholders, primarily large public pension funds; (ii) active investors, particularly takeover firms; and (iii) judicial intervenors, calling for expansion of directors' responsibilities to investors. Furthermore, attacks by the media ultimately raised directors' concerns for their own reputations. Essentially, the response has consisted of an extension of boardroom authority to enable directors actively to monitor management.

As Millstein and MacAvoy put it, boards evolved "from managerial rubber-stamps to active and independent monitors."

The extent of this change, and its impact on corporate performance and on overall social welfare, is the subject of debate:

- Critics say that many U.S. boards continue to be subservient to management, and that when companies run into serious trouble, boards generally still are slow to take decisive action. JoAnn Lublin, a Wall Street Journal reporter who covers corporate governance, argued in November 1998, for example, that while there are some recent examples of boards moving to replace their CEO, boards still do not act fast enough, moving when the barn is on fire, as she put it, rather than when they smell smoke. Aside from the difficulty of initiating action and building support for the drastic step of removing a CEO, she said, directors "prefer to keep the devil they know," and they crave collegiality and cohesion.
- The impact of increased board independence in recent years on corporate performance is not clear from academic studies, although the June 1998 Millstein/MacAvoy article makes the case that the active, independent board has had a measurable, positive impact on corporate performance as measured by operating earnings in excess of the costs of capital. (This is discussed further below.)
- The social utility of a "shareholder" model that places absolute priority on returns to shareholders—as opposed to a "stakeholder" model that seeks to specify managerial accountability—still is an issue of heated contention in the United States and abroad, although the "stakeholder" language has fallen into some disrepute in the United States because of the perceived tendency of entrenched managers of poorly performing companies to take refuge in it.

Most state statutes that codify the duties of directors specify that the director should act "in a manner he reasonably believes to be in the best interests of the corporation." It is important to note the stipulation that the duty is owed to the corporation as an entity, and not to shareholders as such. Some state laws specify that directors may consider the interests of employees, communities and other stakeholders. Nevertheless, the

prevailing common law, according to the American Bar Association's committee on corporate laws that drafted the Model Business Corporation Act, the prevailing common law is that "directors have fiduciary responsibilities to shareholders which, while allowing directors to give consideration to the interests of others, compel them to find some reasonable relationship to the long-term interests of shareholders when they do so." (See the committee's explanation in the August 1990 issue of The Business Lawyer.)

Critics of statutes that would diffuse director accountability by saying that duty is owed to a range of stakeholders argue that such diffusion confuses the role of directors as fiduciaries acting on behalf of the shareholders. Management and board accountability to everyone essentially means accountability to no one, they say. On the other hand, critics of "shareholder-value-only" models say that the corporation as an entity is created by the need to serve the public good, and should demonstrably serve that good. They say the view that would give pre-eminent consideration to shareholder interests in fact leads to short-term thinking that is damaging to social stability. These observers are particularly critical of the focus of the market on reported quarterly earnings, where company stock prices can be severely affected by missing per-share earnings forecasts by a penny or two.

Some observers suggest that the resolution of this dispute lies in the view that directors should pursue the long-term interests of shareholders, which among other things should mean maintenance of relatively stable employee relationships and respect for the company in the community. In this view, the influence of long-term investors, like public pension funds and some other retirement funds, plays a crucial role in the resolution. Public pension funds typically have relatively low levels of stock turnover, long-term requirements for returns and have predictable liquidity demands. Mutual funds tend to have less of a long-term outlook, due at least in part to less predictable liquidity demands. And corporate pension funds, as former Labor Department deputy secretary Olena Berg notes, tend to be invested by money managers with short-term outlooks, ironically making corporations and their employees the source of a considerable amount of the short-term capital that gets so much criticism from the managers of some companies.

Definitions of director independence

The definition of board independence is subject to considerable debate. While board independence has become widely accepted as integral to effective governance, the definition of the independent director is a much-debated question. At the simplest level, directors may be considered "insiders" if they are employees of the company and "outsiders" if not. The Business Roundtable in 1990 said that independent directors are persons "who do not hold management responsibilities within the corporation." Most definitions now go beyond that, but there is considerable debate about what can compromise independence, and what constitutes a conflict of interest.

The Business Roundtable itself in 1997 released a new Statement on Corporate Governance that said, "it is important for the board of a large publicly owned corporation to have a substantial degree of independence from management," and to have a substantial majority of outside (non-management) directors. Noting that directors or their firms may have a variety of business dealings with the company that could affect actual or perceived independence, the BRT said:

> where such relationships exist, boards should be mindful of them and make a judgment about a director's independence based on his or her individual circumstances rather than through the mechanical application of rigid criteria. This would involve consideration of whether the relationships are sufficiently significant as to interfere with the director's exercise of independent judgement. If a particular director is not deemed sufficiently independent, the board may nevertheless conclude that the individual's role on the board remains highly desirable...in the context of a board composed of a majority of directors with the requisite independence.

A crucial point in the BRT definition is its implication that the board itself should make a determination of independence based on a nuanced understanding, rather than through "mechanical application of rigid criteria." This is a rebuke to objective measures that some institutional investors and their advisors (including IRRC) use to benchmark director independence.

Some companies consider anyone who is not an employee of the company to be independent, while some shareholders have developed comprehensive definitions that exclude individuals with any conceivable relationship to the company. Many shareholders question whether directors who have any business ties with the company, such as consultants, investment bankers and lawyers, or maintain other relationships (relatives or clients, for example), would be truly independent. Some parties employ de minimus thresholds that would exclude affiliations deemed insignificant or immaterial. Some academic studies even define as "not independent" all consultants, bankers and others who could compete for significant company business, whether or not they have existing relationships with the companies.

See Appendix A for an in-depth description of the definition of director independence and views on other various corporate governance issues of such organizations as the Council of Institutional Investors, the California Public Employees Retirement System and the AFL-CIO, among others.

IRRC determination of independence: IRRC generally considers any director affiliated who is a former employee, or is an employee of, or is a service provider, a supplier or customer of the company, an employee of a company that is a recipient of charitable funds, is considered an interlocking or designated director or is a family member of an executive. More specifically, an affiliated director is:

- a former employee of the company or of a majority-owned subsidiary;
- a provider of professional services—such as legal, consulting or financial—to the company. The services may be provided either personally by the director or by the director's employer.
- a customer of or supplier to the company unless the transaction occurred in the normal course of business and was explicitly deemed "not material" by the company in proxy materials;
- an employee of an affiliate of which the company owns less than 50 percent. (An employee of a subsidiary, that is 50 percent or more owned by the company, is considered an employee director.)
- a designee under a documented agreement by a group (such as a union) or significant shareholder to sit on the board. This includes a director designated by an acquired company as part of a merger agreement, until that director comes up for election by shareholders. Majority holders (or employees of majority holders) are assumed to be designated.
- a family member of an executive officer;
- a part of an interlocking directorship whereby a director and executive of the company sits on a board of another company that has an executive and director who also sits on the original company's board;
- a recipient of the company's charitable giving, if this is disclosed in the proxy statement.

While IRRC considers any direct or indirect services or any transactions grounds for affiliation, it relies mainly on proxy disclosure to establish such link conflicts. Because some companies provide information on all such transactions, regardless of their dollar value, they may appear to have more affiliated directors than do companies which report such links only if they equal or exceed certain dollar values or other technical thresholds.

Internal Revenue Code: Section 162(m) of the Internal Revenue Code, which deals with tax treatment of per-employee compensation exceeding $1 million, states that for such compensation to be deductible, it must be based on performance goals established by a compensation committee composed solely of two or more outside directors. Section 1504 of the Code essentially defines such a director as one who is not currently deriving significant income from the company other than director fees.

Some shareholders believe this definition provides the board with too much discretion in determining affiliation status.

SEC: The SEC, under Items 401, 402 and 404 of Regulation S-K, requires companies to divulge in their proxy statements certain transactions and relationships related to directors. Companies must identify compensation committee members who are current employees or officers or previous officers or have interlocking committee memberships. (Includes the following instances: an executive officer of the company serves on the compensation committee or board of company A which in turn has an executive officer serving on the compensation committee of the company; or an executive officer of the company serves on the compensation

committee of company A, one of whose executive officers sits on the company's board.)

Section 16b-3 of the Securities Exchange Act of 1934, which deals with exemptions from insider trading regulations, also addresses director relationships with their companies. The document defines a non-employee director as one who:

- is not currently employed by the stock issuer;
- does not receive compensation directly or indirectly for or have any interest in any services rendered other than as director (except compensation below threshold for which disclosure would be required under Item 404(a) of Regulation S-K);
- has no business relationship requiring disclosure under 404(b) of S-K; and
- is not an "interested person" as defined in Section 2(a)(19) of the Investment Company Act of 1940.

Stock exchanges: The New York Stock Exchange has required its companies since 1956 to have at least two outside directors on their boards. Under Section 303 of its Listed Company Manual, which requires listed companies to have wholly independent audit committees, the exchange suggests guidelines for companies to follow in determining independence. A majority of directors must not be current or former officers of the company. An employee of another firm or organization doing "customary" business with the company at an "arms-length basis" would qualify, providing the board determined the relationship did not "interfere with the exercise of independent judgment." However, a director who acts on an individual basis for or as a representative for another firm providing professional advisory services which are deemed "material" to the company would not qualify. Further, any director who is a relative of or represents one determined unqualified would likewise not qualify. The American Stock Exchange followed suit and has essentially the same guidelines, as does the newer Nasdaq.

NACD: Both the National Association of Corporate Directors and the Council of Institutional Investors have supplied less ambiguous terms than those discussed above.

An NACD "blue ribbon commission" on director professionalism provided a stringent but concise definition, considering a director independent who:

- has never been an employee;
- is not a relative of an employee;
- provides no services to the company;
- is not employed by any firm providing major services to the company; and
- receives no compensation from the company, other than director fees.

The level of board independence

Corporate governance experts that once argued that a simple majority of independent directors was sufficient for an impartial and efficient board, are now changing their view. Activists such as the Teachers Insurance and Annuity Association-College Retirement Equity Fund (TIAA-CREF) and California Public Employees' Retirement System (Calpers) encourage companies to increase levels of board independence to a "substantial majority" in an effort to discourage companies from doing just the bare minimum. The Council of Institutional Investors recommends "at least two-thirds of a corporation's directors should be independent."

Companies are making greater efforts to follow the advice of these corporate governance activists who advance "substantial majority" independence on boards. The percentage of companies with at least a majority of independent directors serving on the board was 84 percent among all companies surveyed in 2001 (up from 82 percent in 2000) as seen in IRRC's *Board Practices/Board Pay: 2001.* The trend for majority independence has increased by almost two percentage points in each of the last three years among S&P 1,500 companies. The study is based on analysis of 1,188 S&P 500, S&P MidCap and S&P SmallCap companies.

Average board independence has increased in recent years through all the three major S&P indices, most significantly among the S&P SmallCap companies. In 2001, the companies within the SmallCap index had an

average independence level of 63 percent (up from 61 percent in 2000 and 58 percent in 1999.) The remaining indices did not change in average independence since last year, with MidCap companies maintaining an average independence level of 64 percent and S&P 500 companies having an average independence level of 69 percent.

When broken down by economic sectors, there was little change to the average independence of boards. The changes in majority independence were more significant, with three economic sectors showing increases of more than five percent. The Capital Goods economic sector showed the largest increase in majority independence with 85 percent (moving up from 72 percent) of the boards within the sector having at least a majority of independent directors. The Communication Services and Healthcare sectors also increased significantly, with increases of seven and six percentage points moving to 71 and 80 percent, respectively.

As would be expected, when looking at average independence by revenue, larger companies have higher levels of board independence. Companies within the revenue over $5 billion all had an average independence level of 71 percent or more. Companies with revenue between $500 million and $1 billion have the least independent boards, averaging 61 percent.

Among all the boards included in the 2001 study, the proportion of directors who are independent averaged 66 percent, up from 65 percent in 2000. Such increases are notable given that directorships are slow to change.

Out of the 11,393 directors in the companies studied in 2001, 66.0 percent were independent directors (up from 65 percent in 2000 and 64 percent in 1999). The proportion of directors who were employees remained constant with 21.0 percent as employees of the company. There was a slight decline in the proportion of affiliated directors, down from 14 percent last year to 13 percent in 2001. (For purposes of the study, individuals are counted for each directorship held and the associated affiliation type.)

For S&P SmallCap companies, the proportion of independent directors in 2001 was 63 percent, with the index showing yet another increase in independence, rising from 61 percent in 2000. In general, the proportion of independent directors increases as companies grow from smaller to larger firms, but smaller companies appear to be catching up, crawling from a little over 60 percent in 1999. Directors serving on the boards in the other two indices illustrated no change this year. The proportion of independent directors was 69 percent for S&P 500 company boards and 64 percent for the MidCap companies—just above the proportion of independent directors serving on SmallCap boards.

Although the proportion of independent directors correlates inversely with the level of director and officer ownership, the correlation between institutional ownership and board independence is not as significant, despite institutional investors' demands for greater independence. At companies where director and officer ownership is below 5 percent of the outstanding voting power, average board independence is 72 percent; at companies where insider ownership equals 20 percent or more, average independence stands at just 51 percent. Average independence is 68 percent at companies with institutional ownership above 75 percent of outstanding shares, compared with 60 percent for those with institutional ownership of less than 25 percent.

IV. SHAREHOLDER PROPOSALS ON BOARD INDEPENDENCE

A main issue, usually not overlooked by shareholder activists in the corporate governance arena, is director independence. Often shareholder proposals seeking to increase board independence are submitted to companies who are poor performers and serve as an avenue to illustrate displeasure.

In 2001, proposals requesting increased independence on the total board were submitted to 11 companies. These proposals are outlined in Table 6. As groups vary in what the proper proportion of directors on a company's board should be independent, so do the proposals. Seven of the proposals requested a simple majority of directors be independent, while some proponents do not see that as enough and suggest a substantial majority or more.

Proponent John Shea suggested, through a shareholder proposal at Anheuser-Busch, that all members of its board of directors should be independent. The company added one new director to its board since its 1999

annual meeting, its senior executive VP Patrick T. Stokes. The addition of Stokes to the board lowered the percentage of independent board members to 46.7 percent, below the minimum standard requested by most governance experts and activists, who request that a majority of board members, at the very least, should be independent directors. The proposal received the lowest level of support of all independence proposals, with only 6.9 percent of the votes cast supporting the proposal.

The other company that received a proposal requesting that the company go beyond just a majority of director independence on its board was Sherwin-Williams. The company received a proposal from the pension funds affiliated with the United Brotherhood of Carpenters and Joiners of America requesting that the board include at least a two-thirds majority of independent directors. The proposal was later withdrawn after discussions with the company's CEO.

More often companies are targeted with shareholder proposals asking to increase the board's independence or to have at least a majority of independent directors. A similar proposal at Metromedia International Group received the highest level of voting support for this type of proposal—34.8 percent of the votes cast for and against. Elliott Associates and Elliott International submitted this shareholder proposal to amend the bylaws to limit the number of "inside" members of the company's board of directors to one director. The group also presented a dissident slate of directors. Persons who are "inside" directors at the time such amendment becomes effective would be permitted to complete their then existing term of office. The proposal was the only binding shareholder proposal that requested any change in director independence. The company's 8-member board was 50 percent independent according to IRRC's definition of independence.

Two proposals requesting the board have at least a majority of independent directors were allowed to be excluded under rule 14a-8(i)(6), which permits omission if the company is unable to implement the proposal, as discussed in further detail under the section dedicated to shareholder proposals on key committee independence. Proposals regarding total board independence at Marriott International and Mattel were excluded due to the ruling.

Table 6: Shareholder proposals on board independence

Company	Proposal	Proponent	Proposal status/support
American International Group	majority independent directors	AFL-CIO	31.9%
AMR	increase board independence	Chevedden, J.	13.0%
Anheuser-Busch	100% independent board	Shea, J.	6.9%
General Electric	majority independent directors	Collins, C.	31.7%
Marriott International	majority independent directors	IBEW	omitted (i-6)
Mattel	majority independent directors	Schlossman, B.	omitted (i-6)
Maxxam	majority independent directors	Steel Workers	8.8%
Metromedia International Group	increase board independence	Elliott Associates	34.8%
Sherwin-Williams	2/3 independent directors	UBCJA	withdrawn
Spartan Motors	majority of independent directors	Ivan, S.	not in proxy
Verizon Communications	majority of independent directors	Parente, J.	30.0%

All votes are those cast in support of the resolution as a percentage of all votes cast for or against. Abstentions are excluded. Some companies report the vote as shares voted in support as a proportion of votes cast, including abstentions, or all outstanding shares, so the company's official voting result may differ from the figure presented here.

V. COMMITTEE INDEPENDENCE AND SHAREHOLDER RESOLUTIONS

Key committees

Some investors support proposals requesting increased levels of independence of the key committees, which include the audit, compensation and nominating committees. Proponents of these proposals say that directors are charged with selecting and monitoring the corporation's management team. As a result, the board should be

structured to encourage nominations of "independent" directors—individuals with no ties to management. According to some proponents, the best way to accomplish this is to limit membership on the board's key committees to directors who have no ties to the company, other than those relationships created as a result of their board service.

The number of these proposals requesting independent key committees submitted to companies rose slightly in 2001. Six similar proposals were submitted in 2001 compared to four proposals in 2000. Although the number of proposals submitted showed an increase, shareholder participation with those proposals declined. Of the proposals submitted in 2000, three actually came to a vote. While in 2001, only two of the six proposals submitted came to a vote, as shown in Table 7.

The low number of the proposals that came to a vote can, in part, be explained by an SEC ruling. The SEC allowed for similar proposals, presented to AT&T, Boeing and PG&E, to be omitted. All the proposals were permitted to be excluded under rule 14a-8(i)(6), which permits omission if "the company would lack the power or authority to implement the proposal."

The SEC grant of no-action relief to PG&E inspired the Council of Institutional Investors to fire off a letter to the commission asking it to reconsider its decision on the matter. The proposal, submitted by John Chevedden for the fourth consecutive year, requested that the company change its bylaws to require that independent directors be appointed for all future openings on the audit, nominating and compensation committees. The proposal gained support from 31.4 percent of the votes cast in 1998, 26.5 percent of the votes cast in 1999, and 45.3 percent of the votes cast in 2000. Although the company sought to exclude the proposal in 2000, the SEC rejected the challenge.

In its argument to the SEC, the company said the proposal should be allowed to be excluded under rule 14a-8(i)(6), because it says it does not have the authority, under the law of the state of California, where the company is incorporated, to implement the proposal because the election of directors is the province of the shareholders. California General Corporation Law allows a corporation's board to delegate its power and authority over certain business matters to committees comprised of two or more directors. Members of these committees must be members of the board, says the law. The company's letter also pointed out that under both the California law and the company's bylaws, directors are elected by the shareholders at the annual meeting. "Thus, it is not within the power of the corporation or its board to guarantee or enforce the election of any particular person or type of person as a director at the annual meeting," the company argues.

The SEC concurred with the argument, responding that the proposal may be excluded under the rule because it did not appear to be within the board's power to ensure the election of individuals as directors who meet specified criteria.

Calpers withdrew a similar filed shareholder proposal asking that Warnaco keep a full slate of independent directors on the three key committees. Calpers noted that the company agreed to maintain a majority of independent directors on its board, and to maintain a full slate of independent directors (as defined by Calpers) on the company's audit, compensation and nominating committees.

Table 7: Shareholder proposals on key committee independence

Company	Proposal	Proponent	Proposal status/support
AT&T	independent directors on key committees	Chevedden, J.	omitted [i-6]
Boeing	independent directors on key committees	Gilberts	omitted [i-6]
General Motors	independent directors on key committees	Rossi Family	13.5%
Lance	independent directors on key committees	Calpers	31.8%
PG&E	independent directors on key committees	Chevedden Family Trust	omitted [i-6]
Warnaco Group	independent directors on key committees	Calpers	withdrawn

All votes are those cast in support of the resolution as a percentage of all votes cast for or against. Abstentions are excluded. Some companies report the vote as shares voted in support as a proportion of votes cast, including abstentions, or all outstanding shares, so the company's official voting result may differ from the figure presented here.

Compensation committee

The compensation committees of company boards are intended to set and evaluate the compensation levels of executive officers; provide recommendations regarding compensation programs; and administer stock option, equity incentive and other employee benefit plans. Virtually all companies have a compensation committee.

SEC, IRS and stock exchange rules create strong incentives to make compensation committees independent. The independence levels of compensation committees are relatively high, with an average independence level of 90 percent in 2001. Although most shareholders are hesitant to interfere with the board's ability to attract and retain top management talent, some investors have urged corporations to closely monitor the directors that serve on the compensation committee.

The advocates of proposals asking companies to increase compensation committee independence argue that compensation decisions and policies should be made by a committee composed of directors who are not employed by the company and who do not have a significant personal or business relationship with the company or the executives. This ensures that executive pay decisions are made in the best interests of shareholders by directors who are free from potential conflicts of interest.

Although only two out of five proposals asking companies to increase its independence levels on the compensation committees came to a vote in 2001, the proposals were very successful (see Table 8). One proposal at Willamette Industries garnered the second highest amount of shareholder support of proposals relating to director independence. The proposal received support from 45.8 percent of the votes cast. (A proposal requesting an independent nominating committee at Oxford Health Plans received 47.9 percent of the votes cast.) The Laborers' International Union of North America named two specific directors of the company as not satisfying the proposal's definition of independence. Both directors have retired from the board and no longer serve on the compensation committee, leaving the committee's independence level at 100.0, according to IRRC's definition of independence.

The second proposal, requesting higher compensation committee independence, that came to a vote was at Louisiana-Pacific. Under IRRC's definition of independence, each of Louisiana-Pacific's compensation committee members is independent. The only director the International Brotherhood of Electrical Workers named as not meeting its definition of independence was Patrick F. McCartan. The company pointed out that as of July 2000, affiliated director McCartan no longer serves on the compensation committee. McCartan is managing partner of Jones, Day, Reavis & Pouge. The company uses the legal services of this firm.

SEC grants of no-action relief impeded a few proposals asking companies to increase its independence on the compensation committee. Proposals at both Bank of America and Marriott International were allowed to be excluded due to the commission's ruling that the companies would not have the power to implement the proposal, as stated under rule 14a-8(i)(6). (See sections Key committees and Board independence shareholder proposals for additional details.) During 2001, the compensation committee at Bank of America was comprised entirely of independent directors and Marriott International's compensation committee was 80 percent independent, according to IRRC's definition of independence.

Another proposal at Paccar was withdrawn by International Brotherhood of Electrical Workers due to discussions with the company. According to IRRC's definition of independence, the company's compensation committee was 75 percent independent.

Table 8: Shareholder proposals on compensation committee independence

Company	Proposal	Proponent	Proposal status/support
Bank Of America	independent compensation committee	UBCJA	omitted [i-6]
Louisiana-Pacific	independent compensation committee	IBEW	38.3%
Marriott International	independent compensation committee	Laborers	omitted [i-6]
Paccar	independent compensation	IBEW	withdrawn

	committee		
Willamette Industries	independent compensation committee	Laborers	45.8%

All votes are those cast in support of the resolution as a percentage of all votes cast for or against. Abstentions are excluded. Some companies report the vote as shares voted in support as a proportion of votes cast, including abstentions, or all outstanding shares, so the company's official voting result may differ from the figure presented here.

Audit committee

As the compensation committee is regulated and virtually present at all companies, so is the audit committee. The audit committee has received the most attention of all the board committees from shareholders and regulators over the past year. Recent rulings by the SEC and stock exchanges have made it clear that the independence on the audit committee is essential to its proper function. The new rules that were put forth provided a framework for audit committee structure and generally require all audit committee members to be independent. Since 1998, an increase of average audit committee independence of eight percentage points has occurred, jumping to 90 percent in 2001.

In 2001, as shown in Table 9 below, three of the four proposals were withdrawn. All of the proposals were submitted by labor unions and two of the proposals were withdrawn due to cooperation from the company. A director from Georgia-Pacific and a director from Procter & Gamble serving on those companies' audit committees were no longer of concern because they were removed from their associated audit committees.

Table 9: Shareholder proposals on audit committee independence

Company	Proposal	Proponent	Proposal status/support
Bank Of America	independent audit committee	IBEW	omitted [i-6]
Exxon Mobil	independent audit committee	Laborers	withdrawn
Georgia-Pacific	independent audit committee	UBCJA	withdrawn
Minnesota Mining & Manufacturing	independent audit committee	UBCJA	withdrawn
Procter & Gamble	independent audit committee	UBCJA	withdrawn

Nominating committee

Unlike the audit and compensation committees, the nominating committee is not subject to regulatory and stock exchange requirements. While essentially every U.S. company has established audit and compensation committees, a significant number of companies have not created nominating committees. Only 68 percent of the companies surveyed in IRRC's 2001 study *Board Practices/Board Pay* had established a nominating committee.

The average independence levels on nominating committees are also significantly lower than the levels of the other two key committees, with the nominating committee having an average independence of 78 percent. Many investors feel that director nominations is a key board function and should be conducted by a board committee consisting solely of independent directors. Among those companies that have established a nominating committee, 42 percent include only independent directors among the committee members.

Committees designated to identify and recruit appropriate candidates to fill director vacancies to the board of the company are often the most scrutinized by shareholder activists. Of the shareholder proposals relating to committee independence submitted in 2001, most proposals requested independence on the nominating committees. Nine of the 26 shareholder proposals relating to committee independence were proposals asking to increase the independence of the nominating committee (see Table 10).

Of all shareholder proposals relating to director independence voted on in 2001, an independent nominating committee proposal at Oxford Health Plans received the highest support, with 47.9 percent of the votes cast in favor of the proposal. For the second year in a row, New York City Employees' Retirement System submitted the proposal requesting the company to establish a nominating committee comprised entirely of independent directors. Currently, the company's nominating committee is composed of four members, of which one

member is not an independent director as defined by the stockholder's definition of independent director as well as IRRC's definition of independent director.

The company faced a similar shareholder proposal at its 2000 annual meeting, garnering support from 29.9 percent of the votes cast. Since then, the independence of the nominating committee has increased from 25 percent to 75 percent. Of the four members that comprise the committee—the membership has not changed since 2000—Fred F. Nazem no longer provides consulting services to the company and David Bonderman is no longer a designee because the investment agreement between the company and TPG Partners II was terminated in December 2000. CEO Norman C. Payson has remained a member of the nominating committee.

Labor union negotiations with companies relating to nominating committee independence appeared to be productive in 2001. Proposals at Goodyear Tire & Rubber, Illinois Tool Works and Pulte Homes were all withdrawn by their labor union proponents due to some type of agreeable action proposed by the company. For example, the proposal to increase the independence of the nominating committee at Goodyear Tire & Rubber was withdrawn by the International Brotherhood of Electrical Workers. The company's proxy statement stated that its nominating committee charter had been amended to provide that the committee will be comprised of at least three independent directors by April 2001. According to IRRC's definition of an independent director, all directors on the company's six-member nominating committee were considered independent except for the CEO.

The Pension funds affiliated with the United Brotherhood of Carpenters and Joiners of America said the proposal at Illinois Tool Works was withdrawn due to productive discussions with the company. The company's nominating committee had an independence level of 60 percent, with one member affiliated through a consulting agreement and another member being a former employee.

Those pension funds also made headway with Pulte Homes during 2001. The company made changes to its nominating committee when confronted by the shareholder proposal that asked for more independent directors to serve on the committee. The company also separated the functions of its executive and nominating committee and assigned three independent directors to a stand-alone nominating committee.

Certain proposals asking companies to increase independence on the nominating committee also ran into some interference by the SEC. The commission mooted a proposal at Humana and the proposal at Duke Energy was excluded under rule 14e-2, which states that the proposal "is a violation of state, federal or foreign law." A third independence proposal at Marriott International, one seeking an independent nominating committee, was ruled excludable on the grounds that the company lacks the power to implement the proposal.

Table 10: Shareholder proposals on nominating committee independence

Company	Proposal	Proponent	Proposal status/support
American International Group	independent nominating committee	ICCR	29.2% @
Duke Energy	independent nominating committee	UBCJA	omitted [e-2]
Goodyear Tire & Rubber	independent nominating committee	IBEW	withdrawn
Humana	independent nominating committee	NYCTeachers	omitted [i-10]
Illinois Tool Works	independent nominating committee	UBCJA	withdrawn
Kohl's	independent nominating committee	UBCJA	withdrawn
Marriott International	independent nominating committee	UBCJA	omitted [i-6]
Oxford Health Plans	independent nominating committee	NYCERS	47.9%
Pulte Homes	independent nominating committee	UBCJA	withdrawn

All votes are those cast in support of the resolution as a percentage of all votes cast for or against. Abstentions are excluded. Some companies report the vote as shares voted in support as a proportion of votes cast, including abstentions, or all outstanding shares, so the company's official voting result may differ from the figure presented here.
@ The company included abstentions, so the company's official voting result differs from the figure presented here.

VI. BOARD LEADERSHIP AND SHAREHOLDER RESOLUTIONS

While a number of institutional investors and other governance advocates try to nudge companies to assure that a majority of directors are independent, several go further, saying that shareholders can articulate to companies the need for independent board leadership as well. Calpers is particularly strong on this point, saying in its April 1998 *Corporate Governance Core Principles & Guidelines* for the United States that "the independence of a majority of the board is not enough." Calpers says "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

To instill independent board leadership, Calpers says it suggests that when the chair of a board also serves as CEO, the board should designate—"formerly or informally—an independent director who acts in a lead capacity to coordinate the other independent directors." (See Appendix 1 for more information.)

A blue-ribbon commission of the National Association of Corporate Directors—in its influential November 1996 report on director professionalism—suggested independent leadership on boards as one of the main 'elements' for a responsive and effective board. The commission said that the purpose of having a non-executive chairman or designated board leader "is not to add another layer of power but instead to ensure organization of, and accountability for, the thoughtful execution of certain critical independent director functions." The NACD panel said that someone should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO; and leading the board in anticipating and responding to crises."

While Calpers, the NACD panel and others have embraced the concept of independent board leadership (and such other steps as regular executive sessions of outside directors—without any managers present), the concept has not won widespread support among larger U.S. companies. In contrast to the United Kingdom, where separate individuals typically occupy the chair and CEO positions, in the United States, only 19 percent of S&P 500 companies (according to IRRC's *Board Practices/Board Pay: 2001* report) have separate individuals as CEO and chairman.

Among all S&P 1500 companies surveyed by IRRC for the study, 25 percent divide the two positions, slightly up from 23 percent a year earlier. Just over half of these companies have a non-employee director in the chair position.

Of the 83 non-employee affiliated chairs, 84 percent are former employees of the company (usually the CEO), a situation that concerns some governance activists. The difference between a non-employee chairman and an employee chairman can appear to be a matter of semantics in some cases, however, because at times non-employee chairmen are paid hefty fees for their services. When a chairman is a former CEO, some governance

activists fear that in certain situations the new CEO can be undermined by the presence of a predecessor on the board—particularly if the former leader essentially chose many of the board members.

Smaller firms are somewhat more likely than large cap companies to have two separate individuals serving as CEO and chairman, however, in 2001 the gap appeared to be closing. Twenty-seven percent of the S&P MidCap companies have separate chairmen and CEOs, while 29 percent of the S&P SmallCap companies have split the two roles. In 2000, only 21 percent of the S&P MidCap companies had separate chairmen and CEOs, while 30 percent of the S&P SmallCap companies had split the two roles. One reason for this may be that some SmallCap companies may be at a relatively early point in their life cycle and a non-CEO chairman often is a company founder completing a transition to his or her successor or the representative of a major investor.

In 2000, Calpers and TIAA-CREF parted ways on whether to support the concept of appointing a lead director, who assumes chief responsibility for certain matters and who can act as an independent conduit of communication to the board. Prior to 2000, both Calpers' and TIAA-CREF's principles on corporate governance agreed that the appointment of a lead director would be advocated if there were no separation between the company's CEO and chairman positions. In a new set of corporate governance policies published in 2000, CREF now says that in recognition of a board's duty to "conduct its business in the manner it deems most efficient," the fund "will not support shareholder resolutions concerning the designation of a lead director," in the absence of special circumstances.

Some studies indicate that in response to questionnaires, about one in five of the largest companies responding say they have lead directors. But few corporations disclose this in proxy statements, and advocates of the lead director say it is important that the person identified as such be publicly known. Only 32 companies disclosed having lead directors in 2001, which constitutes 2.8 percent of the companies surveyed. While this number is small, and constitutes only a minority of companies that appear to have lead directors, it is up from 30 companies in 2000 and 22 companies in 1999.

The lack of disclosure on this issue is disturbing to some observers, who (1) suspect that some companies claiming in surveys to have lead directors in fact have not clearly articulated that function, and/or (2) believe that shareholders should know who the lead director is, in part to communicate with that director if the shareholder perceives major performance or conflict of interest problems with the company. (The latter consideration may be why some companies might keep the lead director policy and the fact of that policy somewhat secret from most shareholders. Many companies are not comfortable with free shareholder communication with directors, feeling that concerns should be expressed through management and/or through the whole board.)

Even if boards do not formally designate a non-executive board chairman or other independent board leader, said the NACD commission, boards "should designate, regardless of title, independent members to lead the board in its most critical functions."

Arguments for separate roles

Most arguments in favor of separating the top positions are intuitive. However, a 1991 study published in the *Strategic Management Journal*, which reviewed a sample of *Fortune* 500 companies, found that return on investment and return on equity were consistently higher in companies with two individuals in the positions.

Proponents of separating the positions note that there is a clear delineation between duties of the board and of the CEO. The CEO is a management employee, accountable to the board; directors are responsible for protecting the shareholders' interests and are accountable to them. The CEO is responsible for day-to-day operations and implementing corporate strategy. Though the CEO generally is the author of the strategy as well, the board is ultimately responsible for the overall direction of the corporation and for holding the CEO accountable for implementing it.

The idea of separating the powers of chairman and CEO is not new. Influential supporters were touting the benefits of separate roles in the mid-1970s, for example, when a number of corporate failures and scandals resulted in a re-examination of U.S. corporate governance practices and calls for greater accountability.

In his 1976 book, *Putting the Corporate Board to Work*, Courtney C. Brown proposed that...

> "the respective assignments of the chairman and CEO be differentiated and assigned to different individuals. Without such changes, it is difficult to see how the board of the future can be organized to discharge fully the complex responsibilities required for the healthy development of the corporation and the security of board members from excessive liability."

The drive for independent chairmen picked up steam in the 1990s, as institutional investors and the press began focusing attention on the performance of U.S. corporations and their leadership. Cases of failed corporate strategies, soaring executive compensation and perks, stories about "imperial" CEOs and "rubber-stamp" boards and fear of foreign competition spurred new demands for changes in corporate governance. Support for independent leadership has hailed from both academic and business worlds.

Former SEC chair Harold Williams said that on his "ideal board," the CEO would be the only management director, and he would be barred from serving as chairman.

Some academics and shareholders question how one person serving as both chairman and CEO can monitor and evaluate his or her own performance. Proponents of separating the positions believe an independent chairman should have a hand in setting meeting agendas and in deciding what information should be disseminated to the board, what committees are established and who sits on them. They say the independent chair should also lead periodic evaluations of corporate, CEO and board performance, call the board together in times of crisis, and serve as the contact point for shareholders with ideas or concerns about the operation of the company.

In their 1989 book, *Pawns and Potentates: The Reality of America's Corporate Boards,* Harvard Professor Jay Lorsch and researcher Elizabeth MacIver wrote that a "non-CEO board leader automatically eliminates much of the ambiguity in the directors' relationship with the CEO," and recommended that, "by law and by custom, the positions of chairman and CEO be separated." Such a structure, they said, would counterbalance the CEO's power, in both normal and crisis times. It would "send a clear signal to present and future directors and managers, reinforcing the board's right and obligation to govern, and reminding managers that it is they who serve at the pleasure of the directors."

Proponents of separating the two offices, such as attorney Ira Millstein and Benjamin M. Rosen, independent chairman of Compaq Computer, stress that reform should be adopted by all companies, not just those experiencing difficulties. "Going to a separate chairman after the company is in trouble is the wrong time to do it." Rosen says. "By then the horse has already left the barn." He cited the case of GM, which "had been losing money for years and the board did nothing." Rosen urged shareholders to insist on independent board structures, including separate chairmen and CEOs. "CEOs dominate the boards of America," he told the Council of Institutional Investors in 1993. "You've got to break that system."

Structural Dynamics Research sponsored a proposal in 1996 to harmonize several of its regulations with its newly adopted corporate governance guidelines, including separating the top positions. The company said the move would provide the board with greater flexibility to determine management structure and duties. The proposal easily passed with 83.8 percent of outstanding votes.

Proponents of separating the roles of chairman and CEO often point to the U.K. model. In Great Britain, the separation of powers is a common practice; only about a quarter of British companies combine the positions, according to Pro-NED, an organization that helps British firms find qualified independent directors.

An influential report issued in December 1992 by the Committee on the Financial Aspects of Corporate Governance (dubbed the Cadbury Commission, after its founding chair, Sir Adrian Cadbury) recommended that the two positions be separate, since combining them puts a considerable concentration of power in one person's hands. The commission recommended that: there should be a clearly accepted division of responsibilities at the head of a company, which will ensure a balance of power and authority, such that no one

individual has unfettered powers of decision. Where the chairman is also the chief executive, it is essential that there should be a strong, independent element on the board, with an appointed leader.

Cadbury, in his book *The Company Chairman*, approaches the issue of splitting the positions by addressing the role of the chairman. He suggests that the chair's distinct duties must be distinguished before it can be determined whether the CEO could appropriately carry out both roles.

The London Stock Exchange followed the Cadbury commission's lead and required its companies to report compliance on that and other Cadbury "best practices."

In December 1994, the Toronto Stock Exchange Committee on Corporate Governance in Canada also issued a report (*"Where Were the Directors?"*) that recommended: Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (1) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (2) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the 'lead director'.

Arguments against split role

Despite the widespread use of the structure in Britain, the idea of separating the roles of chairman and CEO is not widely accepted in the United States. The most prevalent factors working against the practice appear to be that for most companies it would be a sharp break with tradition and that so many CEOs oppose it.

William Bowen, in his 1994 book *Inside the Boardroom*, acknowledges that the dual role reduces the board's protection against abuses of power and that separating the chairman highlights the fact that the CEO reports to the board, not the converse. He also points to the success of the split chair in various nonprofit institutions. However, he believes it "is not an idea whose time has come." He points out that few large companies have done so. He considers the fact that few CEOs have embraced an indication of the difficulty of advancing the issue. In addition, he recounts personal anecdotal evidence of the CEO/chair position carried out effectively.

Neither tradition nor, in most cases, directors' allegiance to the CEO should be underestimated. CEOs who already hold both posts tend to feel the imposition of an independent chairman would be at least an annoying extra layer of bureaucracy, a blow to their reputation and potentially a serious threat to their control. And boards traditionally have tended to work collegially, and to respect the CEO's views; indeed, many directors owe their positions to the CEO.

The separate chairman/CEO structure, short of a mandatory shareholder-approved by-law, would have to be imposed by either the CEO or a strong independent board. Unless a crisis situation exists, many view it as unnecessary, possibly cumbersome and, in many cases, an unproved or unworkable idea pushed by academics and shareholders who don't understand how things operate in the real business world.

Attorney Martin Lipton and Harvard's Jay Lorsch, in their 1992 article "A Modest Proposal for Improved Corporate Governance," provide some leading arguments against separating the roles, including that: (1) it would dilute the power of the CEO to provide effective leadership; (2) it creates the potential for rivalry between the chairman and the CEO, leading to compromise rather than decisive action; (3) it could insulate the CEO from being held accountable by the board if the chairman is overprotective; and (4) it could cause confusion by having two public spokesmen, and could allow a third party to "play the two ends against the middle." The authors noted that they did not necessarily agree with these arguments.

The result of aggregating the powers of CEO and chair in the hands of one individual, critics say, is that too often the CEO/chairman is accountable to no one.

One CEO, James Pate of Pennzoil, said he believes the separation of the two positions at his company caused "confusion" in the market over who was really running the firm—he or Chairman Hugh Liedtke, the former CEO—and may have dampened the company's stock price performance. Pate became CEO in March 1990, and he told IRRC in 1993 that at that point the market had only begun "to believe that I am running the

company." Pate said he hoped the Pennzoil board eventually would recombine the positions and added he would "never take another job" where the posts were split. (Liedtke retired in 1994 and the positions were recombined. James L. Pate resigned as CEO of the company in June 2000, and retired as an employee of the company in December 2000. James J. Postl became CEO of the company in June 2000 and Pate now remains an unemployed chairman of Pennzoil-Quaker State.)

In December 1998, Biogen CEO and president James R. Tobin quit over what he termed conflicts with the company's chairman, James L. Vincent, according to Bloomberg News. Tobin told the board early in December that directors had to choose between the two executives. Biogen, which had been doing well, saw its stock price plunge immediately after Tobin's departure. Vincent took over as CEO and chairman and in 2000 resigned as CEO. Vincent still holds the chairman position but is no longer employed by the company.

Shareholders themselves are divided on the issue. Typically, the reform has been pushed at companies that have experienced long-term poor financial performance or whose CEO has been unsuccessful over time in implementing a business plan; in some of these cases, the proponents have been willing to withdraw the proposal in response for a less dramatic change in the corporation's governance.

In comments to the Council of Institutional Investors in March 1997, former U.S. trade representative Clayton Yeutter, an attorney who sits on a number of corporate boards, said dividing the roles of board chairman and CEO in most cases is not advisable. A single, clear focus for the chain of command is important, he said, and can be damaged by separating the two roles. However, Yeutter added, there are transitional situations where what he called a "modified British model" can be useful. Yeutter served on the board of Texas Instruments, which suddenly lost its CEO in 1996 when Jerry R. Junkins died unexpectedly. Even though the board had conducted many discussions about successor planning, said Yeutter, most of the management team was quite young and the board was somewhat reluctant to turn over the reins to them. To handle the situation, the board appointed Thomas Engibous, a relatively young executive, as CEO, and placed outside director James R. Adams as chairman of the board. Since 1998, CEO Engibous also has been the company's chairman and Adams has remained an independent director on its board.

Lead director concept

While many people are not prepared to endorse a uniform rule or law requiring an independent chairman, the idea of establishing some sort of leadership role among independent directors appears to be gathering steam. As noted, in 1996 a blue-ribbon panel of the National Association of Corporate Directors urged that one or more independent directors be charged with organizing key activities, including CEO evaluation, chairing executive sessions of the board, setting the agenda with the CEO and leading the board in anticipating and responding to crises.

Acknowledging that most CEOs strongly oppose the idea of a separate chairman, Lipton and Lorsch, in their 1992 paper, recommended that boards select a "lead director" from among the independent directors to consult with the chairman/CEO on board business; coordinate the annual assessment of corporate performance and the CEO's evaluation; and chair the board if the CEO were absent or the outside directors met alone. This would create a formal leader for the outside directors, but would not usurp the chairman/CEO's role as board leader. As the authors noted, a leader among the outside directors probably already exists informally on most boards. Formalizing the appointment would make it easier for the board to proceed without confusion through established channels, even in a time of crisis.

Proponents note that some companies that have undergone financial problems and management upheavals in recent years, including General Motors, IBM, Westinghouse Electric and American Express, benefited from the presence of an independent director willing to assume a leadership role in dealing with the problems. Tyco International CEO Dennis Kozlowski professes that having a lead director there provides "a real good check and balance."

Constance Bagley of Stanford University and Richard Koppes, formerly general counsel for Calpers, proposed a strategy to address the independent leadership issue in a 1996 article. They recommended the stock exchanges require listed companies to indicate whether they have an independent chair or, if not, a lead director. Further,

the authors suggested, the company should provide explanation if neither is the case.

Board leadership shareholder resolutions

Institutional shareholders have been introducing proposals since 1992 to separate the positions of board chair and chief executive officer or to name an independent director as chairman. The New York City Employees' Retirement System was the first pension fund to file such a resolution, at Sears, Roebuck; the proposal was supported by 27.4 percent of the shares voted.

Since then, Nycers, Calpers and several union pension funds have pushed the proposal. At some companies, proponents have urged it as a way to help improve poor performance; at others, it has been promoted simply as a matter of good corporate governance, with proponents arguing that a CEO needs to be accountable to someone other than himself.

IRRC tracked only five shareholder proposals that sought an independent chairman in 2001, while no proposals requested the election of a lead director and one proposal that requested the separation of the company's chairman and president positions—at IBM. Three of the proposals were voted on, winning an average support from 15.7 percent of the votes cast for or against.

The proposal at Anheuser-Busch requested that the board require an independent director who was not formerly the CEO of the company to serve as chairman. The company's president, August A. Busch III, currently serves as board chairman. Similar proposals have been presented to the company for three consecutive years. The proposal received support from 18.7 percent of the votes cast (as shown in table 11 below), 17.6 percent in 2000 and 15.6 percent in 1999.

The proposal that received the highest shareholder support was a proposals that requested that the chairman of the board of directors be chosen from among the ranks of the non-employee directors and not be a former CEO of the company—the proposal received 21.4 percent of the votes cast. Currently, CEO and president Richard K. Davidson serves as the company's chairman. This is the second shareholder proposal submitted to the company requesting the chairman's independence. In 1996, the International Brotherhood of Teamsters presented a proposal from the floor requesting a separate chairman and CEO. The proposal received only 1.7 percent of the votes cast.

Table 11: 2001 shareholder proposals on board leadership

Company	Proposal	Proponent	Proposal status/support
Anheuser-Busch	independent board chairman	Cannon, P.	18.7%
AT&T	separate chairman/CEO	CWA	omitted [i-8]
Boise Cascade	separate chairman/CEO	Osborn, J.	withdrawn
International Business Machines	separate chairman/president	Davis, E.	withdrawn
Union Pacific	independent board chairman	LongView	21.4%
Waste Management	separate chairman/CEO	Teamsters	6.9% @

All votes are those cast in support of the resolution as a percentage of all votes cast for or against. Abstentions are excluded. Some companies report the vote as shares voted in support as a proportion of votes cast, including abstentions, or all outstanding shares, so the company's official voting result may differ from the figure presented here.
@ The company included abstentions, so the company's official voting result differs from the figure presented here.

VII. DIRECTOR TENURE LIMITS, MANDATORY RETIREMENT AND SHAREHOLDER RESOLUTIONS

The average age of directors included in IRRC's *Board Practices/Board Pay: 2001* study is 59, and ages range from 27 to 96. Directors are heavily bunched toward the middle, with over 46 percent between the ages of 55 and 65. Eleven percent of directors are age 70 or older, while a little over 6 percent are 45 or younger.

The largest companies have, on average, the oldest directors: 60 years of age for S&P 500 companies, compared to 59 years of age for directors at S&P MidCap companies and 58 years of age for directors at S&P SmallCap companies. Nine percent of the directors of S&P MidCap companies and 10 percent of S&P SmallCap companies are older than 70, compared to just 6 percent of the S&P 500 directors. Mandatory

retirement policies for directors—which are more prevalent at larger companies—help explain this result.

About half of the companies in the S&P 500 reported having mandatory retirement policies, compared to 19 percent of S&P MidCap companies and 14 percent of companies within the S&P SmallCap Index. Of companies with a mandatory retirement policy, nearly three-fifths set retirement age for directors at 70 and just over a quarter have a retirement age of 72.

The 1996 NACD blue ribbon commission report said that ideally boards should be undertaking vigorous director evaluation, but that a director retirement policy can help lead to some director turnover in the absence of such evaluation. There is some anecdotal evidence that mandatory retirement is preferred by some boards and some CEOs because it is automatic, and can move people off the board without uncomfortable subjective decision-making by the board or CEO.

Explicit tenure (or term) limits, which require directors to retire from boards after a certain number of years, are not very common, according to proxy statement disclosures. Only 20 companies included in IRRC's *Board Practices/Board Pay: 2001* study report in proxy statements having such limits. All but one company—Praxair—provided information on the length of the tenure limit. The average tenure limit of those companies was 14 years in 2001. Most companies have term limits between 12 and 15 years, with 11 of the companies limiting directors to 15 years, and six to 12 years. Only 16 percent of the companies surveyed, about 1.4 percent, reported having both tenure policies and retirement policies.

In IRRC's *Board Practices/Board Pay: 2001* study, length of continuing service on boards ranges from four percent of directors newly appointed in 2001 to 60 years for Eric T. Nord, who first joined Nordson's board in 1941. Fifteen percent of other directors have continued board service for 50 years or more. On average, board members have served for eight years.

Shareholder resolutions

IRRC tracked six resolutions on tenure limits in 2001, with five actually coming to a vote (see Table 12). There were no proposals requesting a change in a company's retirement policy. All proposals that came to a vote requested a limit on director's tenure to six years and were submitted by Evelyn Davis. The proposals received an average support of 3.6 percent of votes cast.

All but six non-employee directors serving on Bank of New York's board of directors surpassed the proposed term limit of six years. If the tenure policy suggested in the proposal was to take effect, six current non-employee directors would have to resign from the board within the next four years. Currently, the company has a retirement policy that requires directors to retire at the age of 70; four directors will be reaching the retirement age within the next two years.

Four of IBM's 15 directors, including the company's CEO Louis Gerstner, have served more than six years. The director with the longest tenure is Nannerl O. Keohane who joined the board in 1986.

Ten of the 13 members on Loews' board have served over six years. Currently, co-chairman Laurence A. Tisch has served on the board the longest, serving since 1959. This proposal received the lowest amount of shareholder support in 2001, with less than one percent voting in favor of the proposal.

Six of Saks' 17 directors have served more than six years. The longest serving directors are chairman and CEO R. Brad Martin (elected in 1984) and vice-chairman Ronald de Waal (elected in 1985) who each own more than two percent of the company. Three of the directors are 70 or older.

FleetBoston Financial's 23-member board includes four non-employee directors who have served on the board for more than six years; one of whom, director Paul J. Choquette Jr., has financial ties with the company.

Table 12: 2001 shareholder proposals on director retirement and tenure requirements

Company	Proposal	Proponent	Proposal status/support
American Electric Power	limit director tenure	Marsico, R.	omitted [c]
Bank Of New York	limit director tenure	Davis, E.	3.3% @
FleetBoston Financial	limit director tenure	Davis, E.	6.1% @
International Business Machines	limit director tenure	Davis, E.	5.2%
Loews	limit director tenure	Davis, E.	0.9%
Saks	limit director tenure	Davis, E.	2.6%

All votes are those cast in support of the resolution as a percentage of votes cast for or against. Abstentions are excluded. Some companies report the vote as shares voted in support as a proportion of votes cast, including abstentions, or all outstanding shares, so the company's official voting result may differ from the figure presented here.

@ The company included abstentions, so the company's official voting result differs from the figure presented here.

VIII. BOARD DIVERSITY AND SHAREHOLDER RESOLUTIONS

Women on boards

The proportion of women directors at S&P 1500 companies now stands at 9.8 percent in 2001 which has not changed since last year. The proportion has increased slightly in recent years, up from 9.3 percent in 1999 and 8.9 percent in 1998, according to IRRC's *Board Practices/Board Pay: 2001* report. Sixty-four percent of study group companies have at least one woman on their board, down slightly from 66 percent in 2000.

Larger companies are more likely to have women on their boards. Among the S&P 500 companies, 85 percent have at least one woman on their boards. In contrast, 62 percent of MidCap companies and 46 percent of SmallCap companies have a woman on their boards. Female representation on SmallCap boards rose markedly over the past few years, from a level of 45 percent in 2000 and from a level of 44 percent in 1999. Avon Products leads with six woman out of its ten member board and SBC Communications follows with six women serving on its 21-member board. Companies Golden West Financial and Wells Fargo each has five women directors.

Women hold 12.4 percent of the directorships at S&P 500 companies, compared to 8.8 percent of board seats at S&P MidCap companies and 7.2 percent at S&P SmallCap companies. The average age of women directors is 55 years, compared with 59 for men.

Few women directors are employees of firms on whose board they sit, reflecting the continued small numbers of women in the executive suite. Only 0.6 percent of directorships (71 directors) are held by women employee directors (and only 15 of these women are CEOs of their firms). Women also are less likely to be affiliated with the company where they serve on the board. Less than 0.8 percent of directorships are held by women.

Women are much more likely to serve on audit committees and nominating committees than are men. Women and men are equally likely to serve on compensation committees.

The presence of a woman on the board varies by economic sector, ranging from about half or less of the companies in the Capital Goods, Energy, Technology and Transportation sectors to less than one percent in the Utilities and Communication Services sectors. Over the year, the largest change occurred in the Communication Services sector, where the proportion of companies with a woman on the board rose from 79 percent in 2000 to 93 percent in 2001.

Minorities on boards

Among 7,792 directorships in IRRC's *Board Practices/Board Pay: 2001* study for which information on minority status is available, 623 (or 8.1 percent) are members of minority groups. These include 392 African-Americans (5 percent), 121 Asians or Pacific Islanders (1.6 percent) and 110 Hispanics (1.4 percent).[1] Eight companies have four minority directors on their boards, including Aflac, Anheuser-Busch, Dime Bancorp, Enron, General Electric, Hawaiian Electric Industries, Kellogg and Unicom.

African-American directors serve on more boards than do their Caucasian counterparts. This has been a concern for some observers, who say the demand for diversity on boards is coming up against the lack of

diversity in the executive suite, where most major companies look for directors. This places more demand on the relatively few African-Americans who make it into the elite group of corporate directors. Each African-American director in the study serves on an average of 2.2 boards, compared with 1.7 boards for Caucasian directors, 1.6 boards for Hispanic directors and 1.4 boards for Asians. Nearly one-quarter of all minority directors serve on three or more boards.

NACD recommendations

The 1996 NACD blue ribbon panel addressed the issue of board diversity. At the beginning of its chapter on *Who Directors Should Be*, the commission first laid the ground rule that "each board should identify, select, and retain only directors who will best enable it to fulfill its role and discharge its responsibilities." Addressing the issue of diversity specifically, the commission wrote that "the primary goal of director selection is to nominate individuals who, as a group, offer a range of specialized knowledge, skills and expertise that can contribute to the successful operation of the company." The commission continued that "it is therefore critical that boards bring the most valuable talent available to the boardroom by expanding the pool of potential nominees considered to include a more diverse range of qualified candidates who meet established criteria. Fundamental characteristics, professional experience, skills and core competencies of a director should not—and need not—be waived to achieve diversity." The blue-ribbon panel said:

> Boards should seriously consider, but not choose based solely on, the distinctive skills, perspectives, and experiences that candidates diverse in gender, ethnic background, geographic origin, and professional experience (public, private, and nonprofit sectors) can bring to the boardroom.

Arguments against diversity efforts

Not everyone agrees that companies should make a conscious effort to diversify the racial and gender composition of boards. Some observers argue that race and gender are irrelevant to board qualifications, and that special efforts to diversify may distract boards from seeking the best business talent available. Others argue that diversity is a special interest unrelated to business performance.

The business community, shareholder proponents and other investors have had a vigorous public debate over the merits of board diversity over the last few years, prompted in part by a front page article in *The Wall Street Journal*, in July 1996.

The article, entitled "CEO who took on a nun in a crusade against 'political correctness'," reported on Cypress Semiconductor's highly charged response to a Catholic nun and shareholder activist promoting board diversity. Together, the article and Cypress's response—which Cypress sent to all shareholders and also made available on its web page "because of the growing national interest in the exchange and the ideas represented by it"—set off an avalanche of letters to Cypress and the *Journal*, as well as additional articles in journals and trade magazines.

Sister Doris Gormley had sent Cypress a brief form letter in April 1996 saying that her order believes a board should consist of "qualified directors reflecting the equality of the sexes, races and ethnic groups" and that it withheld its votes from the company's slate of directors because its board lacked women and minorities. The letter, which the order has been sending for 12 years, was sent to about 200 companies in 1996.

Cypress Chief Executive Officer T.J. Rodgers responded by identifying three "essential" criteria for board membership, which focused on business experience. He added:

> A search based on these criteria usually yields a male who is 50-plus years old....Bluntly stated, a 'woman's view' on how to run our semiconductor company does not help us, unless that woman has an advanced technical degree and experience as a CEO....I believe that placing arbitrary racial or gender quotas on corporate boards is fundamentally wrong....Electing people to corporate boards based on racial preferences is demeaning to the board members placed under such conditions, and unfair to people who are qualified....So, that's my reply. Choosing a board of directors based on race and gender is a lousy way to run a company. Cypress will never do it. Furthermore, we will never be pressured into it, because bowing to well-meaning, special-interest groups is an immoral way to run a company....

The exchange appeared to strike a chord with many corporate executives, and Rodgers reported at the end of July that 92 percent of the nearly 500 letters he had received on the issue were favorable. Among those who

have written in support are the chairmen of Hewlett-Packard and Advanced Micro Devices, as well as many other top corporate executives.

Rodgers is not the first CEO to speak out publicly against board diversity campaigns. "One should not be on a board because of some social agenda," wrote Al Dunlap—who has spearheaded a number of corporate turnarounds at companies with slipping financial performances, in part by ordering massive layoffs—in a 1996 issue of *Directors & Boards*. "You ought to serve on the board because you have a particular marketing skill, investment skill, legal skill, or other executive skill so that you can be a true resource to the CEO and bring value to the company," he wrote. Dunlap believes boards "shouldn't be politically correct, they should be business correct."

A May 1995 *Forbes* article, entitled "Diversity Hucksters," negatively described CREF's attempt to promote board diversity at Nucor, accusing diversity proponents of seeking "political correctness" rather than shareholder democracy.

Support for diversity efforts

Proponents of diversity argue that business and demographic pressures are becoming the most convincing reason for companies to show that they are equal opportunity employers, and some advocates say that boards composed exclusively of white males can be a potent symbol undermining affirmative action goals and efforts. Ralph Ward, author of the 1996 book, *The 21st Century Corporate Board*, cautioned that "the board is the single most visible face of the corporation. If it's exclusively 'pale and male,' it sends a strong negative diversity message from the very top."

Moreover, diversity supporters argue, a corporate board should reflect demographic realities so that the board is not out of touch with the broader society, as well as its consumers and shareholders. Reflecting the diversity of consumers is particularly important for consumer products and other retail firms, say analysts.

In her response to Rodgers, Sister Gormley raised the role of diversity in enhancing a corporation's ability to tap expanding markets.

> Surely you understand that expanding markets require expanding perspectives to meet the demands from diverse cultures in society....Unless this diversity of perspective is well represented among the board and executive management of the corporation, the very leadership that is expected to set the tone and direction of the company can stifle and frustrate the diversity and creativity within the ranks, by sending mixed messages about the organizational culture.

One letter to Cypress admonishing its position came from Sarah Teslik, executive director of the Council of Institutional Investors. Teslik wrote Rodgers that several Council members had called to suggest that the Council "write to alert you that not all of your shareholders feel as you do on the issue of board diversity." She added:

> The same blind spot that makes you feel that a woman (or minority) could have nothing to offer the company as a board member probably pervades the entire corporate culture at Cypress—since corporate culture is set at the top....If the chairman and the board of a company are unable to understand the impact of a company's mindset and actions on its female or minority employees and customers, the company, its employees, and its shareholders all suffer. This is a performance issue, not a political issue....Our members don't give a hoot for political correctness—but we do care intensely about performance and genuine accountability.

Robert Campbell, Sun's chairman and chief executive officer, also wrote to *The Wall Street Journal* in defense of board diversity. While agreeing "there should be no compromise in the candidate's qualifications," Campbell wrote:

> However, once the screening has produced a roster of candidates who meet the standards, some companies may find it useful to intervene in the normal process and put a special focus on the women and minorities who have made it to the short list. Often, what a woman or minority person can bring to the board is some perspective a company hasn't had before—adding some modern-day reality to the deliberation process. Those perspectives are of great value, and often missing from an all white male gathering. They can also be inspirational to the company's diverse work force.

Joan Bavaria, president of Franklin Research and Development, sent a letter to Rodgers saying:

> Boards of directors oversee companies and should be well-positioned to take their pulse not only as technicians and strategists, but as conduits of the viewpoints of a larger society. A diverse board serves that interest. Contrary to Mr. Rodgers' assertion, diversifying one's board does not represent "bowing" to "special groups." Rather, it is a wise adaptation to inevitable demographic trends that are steadily expanding the diversity of the American work force and consumer base.

A 1996 survey by *Chief Executive* magazine and Heidrick & Struggles found that the majority of companies seeking diversity on their board listed the search for a broader perspective as the key reason. Some 32 percent said their drive toward diversity reflects an overall corporate attitude, while 21 percent said the change in board composition will better represent their consumer base. In 1995, Catalyst surveyed CEOs with women serving on their board and discovered a variety of reasons they valued women directors. Several cited strategic business reasons; one said women prompted "a more productive discourse around the board table."

Some board diversity proponents also argue that the same situation that can work against women and minorities during board selection—the fact that they may move in different circles from the white male CEOs that dominate boards—can work in favor of a company that diversifies its board. In the spring 1995 issue of *Directors and Boards* magazine, Fletcher H. Wiley, a director of TJX and chair of several business boards, outlined a number of advantages minority board members can provide. He pointed out that "most minority directors also bring a network of national and international contacts that no one else on the board possesses." For many companies, wrote Wiley, these "previously untapped networks of contacts have resulted in new sources of sales, financing, business alliances, venture opportunities, relief from government regulators, etc." He suggested such networks will become "absolutely critical in the future."

Solid statistical evidence on the impact of diverse boards on economic performance and shareholder value is scarce. A 1988-1992 study released in 1993 by Covenant Investment Management, a Chicago investment firm, did attempt to quantify impacts of broad equal employment policies. The study rated 1,000 of the country's largest companies on factors relating to the hiring and advancement of women, compliance with the Equal Employment Opportunity Commission and other regulatory requirements, and employee litigation. Companies that rated in the bottom 100 on these employment-related measures earned an average of 7.9 percent return on investment, compared with an average return of 18.3 percent for the top 100.

Institutional investors' views

A 1997 survey of 231 portfolio managers and institutional shareholders conducted for Russell Reynolds Associates solicited views on the importance of racial and gender diversity on boards. Thirty percent of the respondents said that racial and gender diversity is at least somewhat important, and 4 percent said that they have made the decision not to invest in a company because of a lack of diversity on its board.

IRRC's 2001 survey of voting by institutional investors found that church groups were most likely to withhold votes from a slate of directors if the company had no minority director serving on its board. All of the church groups that responded to the question said they would consider withholding votes. Thirty-two percent of the pension funds responding to the question of diversity also said that they might withhold votes in the same situation, while only nine percent of the responding investment managers and nine percent of the college, university, and foundations group responded so. None of the corporate pension funds responding to the question considered withholding votes from board nominees at companies that did not have a member that is a minority.

The primary sponsor of board diversity resolutions are religious institutional investors and social investment firms that regularly review board composition. TIAA-CREF, which has sponsored board diversity resolutions in past years, also is a proponent of board diversity. It maintains that "the board should be composed of qualified individuals and should reflect diversity of experience, gender, race and age."

Shareholder resolutions on board diversity

IRRC tracked 13 shareholder resolutions on board diversity in 2001, sponsored by groups affiliated with the Interfaith Center on Corporate Responsibility, the Citizens Fund and other groups and individuals (see Table 13). The six proposals that came to a vote in 2001 received average support from 20.5 percent of the shares voted.

Affiliated Computer Services received the highest amount of support, with 28.3 percent of the votes cast in

favor of the proposal. Currently, the company's board consists entirely of Caucasians.

Shareholder activism in 2001 seemed to be successful with six proposals requesting increased efforts for company's to diversify its board withdrawn. The proposals were withdrawn primarily because companies indicated they are making efforts to recruit more women and/or minorities.

For example, the Episcopal Church withdrew a proposal at EOG before the meeting was held. EOG included the following in its proxy statement.

> "The Company does not have a standing nominating committee. However, in future searches for suitable director candidates, the Board of Directors will continue to make substantial efforts to ensure that women and persons from minority racial groups are among those it considers for nomination."

A proposal at Shopko was withdrawn because the company committed to putting a statement of some kind in its proxy. The company disclosed this statement in its proxy.

> "The Company believes that it would benefit from the perspectives brought by competent and qualified members of the Board who are also women or members of racial minority groups. In the future, as candidates are considered for nomination for future vacancies on the Board, the Company intends to consider competent and qualified women and persons from minority racial groups among those it considers for nomination."

Table 13: 2001 Shareholder Proposals on Board Diversity

Company	Proposal	Proponent	Proposal status/support
Affiliated Computer Services	commit to/report on board diversity	Calvert	28.2 %
American Power Conversion	commit to/report on board diversity	Citizens Funds	27.5% @
Archer-Daniels-Midland	increase efforts to diversify board	Crapo, J.	n/a
Bed Bath & Beyond	commit to/report on board diversity	GBPUMC	27.2%
BMC Software	increase efforts to diversify board	Citizens Funds	withdrawn
Chiron	increase efforts to diversify board	Citizens Funds	15.5%
Clarcor	increase efforts to diversify board	Clean Yield	withdrawn
Crown Castle International	commit to/report on board diversity	Citizens Funds	withdrawn
EOG Resources	increase efforts to diversify board	Episcopal Church	withdrawn
Exxon Mobil	commit to/report on board diversity	Gniewek, T.	9.6%
Jefferson-Pilot	commit to/report on board diversity	Citizens Funds	withdrawn
Shopko Stores	increase efforts to diversify board	Episcopal Church	withdrawn
Unocal	commit to/report on board diversity	Mercy Health Services	14.8%

All votes are those cast in support of the resolution as a percentage of all votes cast for or against. Abstentions are excluded. Some companies report the vote as shares voted in support as a proportion of votes cast, including abstentions, or all outstanding shares, so the company's official voting result may differ from the figure presented here.

@ The company included abstentions, so the company's official voting result differs from the figure presented here.

IX. BOARD RELATED SHAREHOLDER PROPOSALS ANTICIPATED IN 2002

Thus far, labor union funds are the leading proponents of proposals relating to director independence for 2002 as shown in Table 14. Of the 44 shareholder proposals that IRRC has collected so far concerning independence for the upcoming year, labor union funds submitted 25 proposals. This is a significant number over other various groups and individuals that submitted similar proposals. The funds are showing more concern over independence of the total board and that of nominating committees. Of the 11 total shareholder proposals requesting greater board independence, labor union funds submitted nine. The funds also submitted nine of the 17 proposals on nominating committee independence, all five proposals on the independence of the compensation committee and three proposals on increasing the independence on the audit committee.

New York City funds appear to be showing some concern over independence in the upcoming year. The funds submitted seven proposals dedicated to changing the independence on a company's nominating committee, which appear to be the most targeted for the year 2002, and one to increase the independence on a company's audit committee. Nycers is resubmitting a proposal asking Oxford Health Plans to establish a nominating committee comprised entirely of independent directors. Similar proposals submitted by Nycers to the company received 29.9 percent in 2000 and 47.9 percent in 2001. A proposal at American Management Systems, submitted by Nycers, asking for the same has already been withdrawn because the company agreed to adopt a resolution to implement the proponents request.

Proposals asking a company to adopt a resolution that it would nominate at least two candidates for each directorship to be filled by the voting of stockholders at annual meetings have shown the most significant change of all other proposals relating to the election of directors. This year, so far, only four similar proposals have been submitted to companies compared to a total of 22 in 2001.

Proponents Robert and Mary Morse has submitted 11 proposal so far in 2002 requesting that the board change its proxy format to allow shareholders to vote "against" a director. Most companies allow shareholders to "withhold" their vote from a board nominee. The SEC has allowed for exclusion of the proposal from two companies—Hudson United Bancorp and Occidental Petroleum.

IRRC has tracked four shareholder proposals concerning director tenure on the board. Companies American Electric Power, FleetBoston Financial and International Business Machines were all targeted last year as well. The new targeted company—Du Pont (E.I.) de Nemours—has six directors that have served as directors for over six years including Edward E. Du Pont since 1978. Most shareholder proposals requesting a director tenure policy suggest a tenure of six years.

Four companies will be confronted with shareholder resolutions, as tracked so far, asking companies for independence of its leadership. Three companies were asked to separate its chairman and CEO positions (Exxon Mobil, UAL and Waste Management) and one company (Union Pacific) was asked to appoint an independent chairman. Both Waste Management and Union Pacific have been targeted for the second year in a row. Union Pacific had the highest amount of support for the proposal of all similar proposals voted on last year with 21.4 percent of the votes cast.

Proponents affiliated mostly with church groups, have submitted a total of 15 proposals, to date, asking companies to increase or report on the diversity on its board. Citizen Funds have already withdrawn a similar proposal at Deere. At times, proposals regarding diversity are withdrawn due to a company's commitment to change the composition of the board. Last year, six of the thirteen proposals were withdrawn. One director on Deere's board was a minority and two women served on the board out of its 12-members. Four companies have been targeted for a second year in a row—American Power Conversion, Bed Bath & Beyond, Exxon Mobil and Unocal.

Table 14: Election of director related shareholder proposals in 2002

Company	Proponent	Proposal status/support
Increase board independence:		
American Power Conversion	Laborers	June
Calpine	Laborers	May
Conseco	Laborers	June
EMC	Walden	May
General Electric	Collins, C.	4/24/2002
Kohl's	UBCJA	May
Lafarge North America	UBCJA	May
Loews	Laborers	May
Marriott International	IBEW	May
Safeway	IBEW	May

Viacom	Laborers	May
Increase nominating committee independence:		
American International Group	ICCR	May
American Management Systems	NYCERS	withdrawn
Apple Computer	Operating Engineers	April
Calpine	Operating Engineers	May
Dendrite International	NYCFire	May
Equitable Resources	Sheet Metal Workers	May
Gap	IBEW	May
Georgia Gulf	NYCPolice	May
Kinder Morgan	IBEW	May
Loews	Operating Engineers	May
Marriott International	Laborers	May
Nationwide Financial Services	UBCJA	May
Newell Rubbermaid	NYCERS	May
Nextel Communications	NYCERS	May
Oxford Health Plans	NYCERS	May
Snap-On	NYCTeachers	withdrawn
Talbots	UBCJA	May
Increase compensation committee independence:		
Apple Computer	IBEW	April
Commerce Bancorp	UBCJA	May
FirstEnergy	Laborers	May
International Flavors & Fragrances	UBCJA	May
Safeway	UBCJA	May
Increase audit committee independence:		
Avant	NYCTeachers	May
Avon Products	Laborers	May
Manpower	AFL-CIO	May
Murphy Oil	AFL-CIO	May
Increase key committee independence:		
AMR	Chevedden, J.	May
AT&T	Chevedden, J.	May
Boeing	Gilberts	4/29/2002
General Motors	Rossi Family	June
Nextel Communications	Conn. Retirement Plans	May
PG&E	Chevedden Family Trust	May
Raytheon	Wolff, A.	April
Double board nominees:		
Anheuser-Busch	Naylor, B.	April
Citigroup	Naylor, B.	April
Citigroup	Dee, R.	April
Peoples Energy	Pasowicz, W.	2/22/2002
Allow vote against directors:		
AT&T	Morse, R.	May
Citigroup	Morse, M.	April
Coca-Cola	Morse, M.	April
Crown Cork & Seal	Morse, R.	April
CSX	Morse, M.	May
Eastman Kodak	Morse, R.	May
Hudson United Bancorp	Morse, R.	omitted [h-3]
Merck	Morse, R.	3/8/2002
Occidental Petroleum	Morse, R.	omitted [h-3]

Visteon	Morse, R.	May
Avaya	Morse, R.	2/26/2002
Limit director terms:		
American Electric Power	Marsico, R.	April
Du Pont (E.I.) de Nemours	Davis, E.	April
FleetBoston Financial	Davis, E.	April
International Business Machines	Davis, E.	April
Separate chairman/CEO:		
Exxon Mobil	RAM Trust	May
UAL	Walsh, D.	May
Waste Management	Teamsters	May
Independent board chairman:		
Union Pacific	LongView	4/19/2002
Commit to/report on board diversity:		
Alico	Adrian Dominican Srs.	December
American Power Conversion	Conn. Retirement Plans	June
Bed Bath & Beyond	GBPUMC	June
Deere	Adrian Dominican Srs.	withdrawn
Dillard's	GBPUMC	not filed
EMC	Conn. Retirement Plans	May
Exxon Mobil	Gniewek, T.	May
Homestore.com	Calvert	May
Hubbell	Calvert	May
Polaris Industries	Srs. of Mercy	May
Unocal	Mercy Health Services	May
Vignette	Calvert	May
Increase efforts to diversify board:		
BJ Services	Episcopal Church	not in proxy
Devon Energy	Episcopal Church	May
Werner Enterprises	Episcopal Church	May

KEY SHAREHOLDER PROPONENTS AND COORDINATORS

AFSCME - American Federation of State, County and Municipal Employees
Calpers - California Public Employees' Retirement System
CWA - Communication Workers of America
Gilberts - John J. Gilbert and associates
IAPE - Independent Association of Publishers' Employees
IBEW - International Brotherhood of Electrical Workers
ICCR - Interfaith Center on Corporate Responsibility
Laborers - Laborers' International Union of North America
LongView Fund - LongView Collective Investment Fund
Nycers - New York City Employees' Retirement System
OCAW - Oil, Chemical & Atomic Workers International Union
Operating Engineers - International Union of Operating Engineers
SEIU - Service Employees International Union
SWIB - State of Wisconsin Investment Board
Teamsters - International Brotherhood of Teamsters
TIAA-CREF - College Retirement Equities Fund
UBCJA - Pension funds affiliated with the United Brotherhood of Carpenters and Joiners of America
UFE/Resp. Wealth – United for a Fair Economy/Responsible Wealth Shareholder Campaign
Unite - Union of Needletrades, Industrial and Textile Employees

SECURITIES AND EXCHANGE COMMISSION STAFF DECISIONS

(c) Proponent allowed only one proposal
(d) Supporting statement exceeds 500 words.
(i)-1 Is improper under state law
(i)-2 Is a violation of state, federal or foreign law.
(i)-3 Contains false or misleading statements.
(i)-4 Relates to a personal claim or redress of a personal grievance.
(i)-5 Relates to less than 5 percent of the company's total assets and less than 5 percent of net earnings and gross sales and "is not significantly related" to the company's business.
(i)-6 Deals with a matter beyond the company's power to effectuate.
(i)-7 Relates to the conduct of the company's ordinary business.
(i)-8 Relates to an election to office.
(i)-9 Is counter to a proposal to be submitted by management at the same meeting.
(i)-10 Is moot by being substantially implemented by the company.
(i)-11 Is a duplicate of an earlier-submitted proposal.
(i)-12 Did not receive the required number of votes cast at a previous shareholder meeting.
(i)-13 Relates to specific amounts of cash or stock dividends.

Appendix A: Views on corporate governance issues

Views on Corporate Governance Issues

	Council of Institutional Investors
Definition of director independence	"No clear rule" can determine the definition of an independent director absolutely. However, some type of "narrowly drawn definition of an independent director" is advisable because, among other reasons, "certain clearly definable relationships pose a sufficient threat to a director's unqualified independence". The following are criteria that would not be considered as independent if the director is, or was, in the past five years: · an executive of, or an affiliate of, the company; · an employee or owner of a firm that the company pays consulting or advisory fees; · employed by a significant customer supplier; · has a personal services contract with the company or its management; · an employee or director of an organization that receives significant grants from the company; · a relative of an executive of the company or one of its affiliates; · is part of an interlocking directorship with an employee of the company.
Board independence	At least two-thirds of the board of directors should be independent
Committee independence	Companies should have audit, nominating and compensation committees. All members of these committees should be independent. The board should appoint the chairman of the committees.
Board size	Absent compelling, unusual circumstances, a board should have no fewer than 5 and no more than 15 directors.
Separate chair and CEO	N/A
Lead director	If the CEO also serves as the company's chair, a contact director should be specified for director's wishing to discuss issues or add agenda items that are not appropriately or best forwarded to the chair/CEO
Tenure and retirement policies	N/A
Board diversity	N/A

	CalPERS (California Public Employees' Retirement System)
Definition of director independence	An independent director is a director who: · has not been an executive of the company in the past five years; · is not affiliated with the company, such as an advisor or consultant to the company;· is not a significant customer or supplier of the company; · has no personal services contracts with the company or its senior management; · is not affiliated with a non-profit entity that receives contributions from the company; · has not had any business relationships with the company for which the company has been required to disclose with under Regulation S-K of the SEC; · is not employed of a company at which an executive officer of the company serves as a director; ·has not had any relationship as described above with any affiliate of the company; · is not a member of the immediate family of any person described above.
Board independence	A company's board should have a "substantial majority" of independent directors.
Committee independence	Certain board committees should consist entirely of independent directors. These include the committees who perform the following functions: Audit, Director Nomination, Board Evaluation & Governance, CEO Evaluation and Management, Compensation, and Compliance and Ethics.
Board size	The board should periodically review its own size, and determine the size that is most effective toward future operations.
Separate chair and CEO	N/A
Lead director	When the chair of the board also serves as the company's CEO, the board designates--formally or informally--an independent director who acts in lead capacity to coordinate the other independent directors.
Tenure and retirement policies	With each director recommendation, the board should consider the issue of continuing director tenure and take steps as may be appropriate to ensure that the board maintains an openness to new ideas and a willingness to critically re-examine the status quo.

Board diversity	With each director recommendation, the board considers the mix of director characteristics, experiences, diverse perspectives and skills that is most appropriate for the company
TIAA-CREF (Teachers Insurance and Annuity Association--College Retirement Fund)	
Definition of director independence	An independent director is a director who: · is, or was, not an employee of the company; · does not have a significant financial or personal tie to the company that could compromise the director's objectivity and loyalty to the shareholders; · does not regularly perform services for the company; TIAA-CREF reserves the right to consider a director independent if the transactions are clearly being carried out at arm's length in the ordinary course of business.
Board independence	A company's board should have a "substantial majority" of independent directors.
Committee independence	A company's audit, compensation, and nominating and/or governance committees should consist entirely of independent directors.
Board size	N/A
Separate chair and CEO	TIAA-CREF recognizes the responsibility of the board to organize its functions and conduct its business in the manner it deems most efficient, consistent with these or similar governance principles. Therefore, in the absence of special circumstances, it would not support shareholder resolutions concerning separation of the positions of CEO and chairman.
Lead director	Ordinarily, TIAA-CREF would not support shareholder resolutions concerning lead directors.
Tenure and retirement policies	The board should establish a fixed retirement policy for directors.
Board diversity	The board should be composed of qualified individuals and should reflect diversity of experience, gender, race and age.
NYCERS (New York Employees Retirement System)	
Definition of director independence	An independent director is a director who: · was not employed by the company in the past five years; · is not employed by a company which is a paid advisor or consultant or a significant customer or supplier of the company; · does not receive pay for services by the company; · is not an employee of a tax-exempt organization receiving contributions from the company; · is not an a relative of a member of the company's managment; · is not part of an interlocking directorship with an officer of the company.
Board independence	N/A
Committee independence	N/A
Board size	N/A
Separate chair and CEO	N/A
Lead director	N/A
Tenure and retirement policies	N/A
Board diversity	N/A
AFL-CIO	
Definition of director independence	An independent director · has not, or is not currently, employed by the company; · is not employed by a firm which is a paid advisor or consultant of the company; · is not employed by a significant customer or supplier of the company; · is not an employee of an organization receiving contributions from the company; · does not have any personal services contract with the company; · is not a relative of an executive or director of the company; · is not part of an interlocking directorship with the company's chairman or CEO.
Board independence	A company's board should have a majority of independent directors.
Committee independence	All, or a majority of directors serving on the nominating, compensation and audit committees should be independent.
Board size	N/A
Separate chair and CEO	N/A
Lead director	N/A

Tenure and retirement policies	N/A
Board diversity	N/A
Domini Social Investments	
Definition of director independence	Often, "independent" or "outside" directors are so only in that they are not employees of the company. Their ties to management make them de facto insiders, and therefore their representation of the interests of external constituencies is minimal. Some shareholders have proposed that boards nominate independent directors subject to very strict criteria defining "independent". It will support these resolutions.
Board independence	It is in the best interests of shareholders that a majority of board members be independent. In practice, most corporations allow shareholders to approve board candidates as selected by the board, rather than truly "elect" candidates from a pool of nominees. To further democratize the election process, shareholders have requested that there be more director nominees than there are board seats to be filled during a board election. Such an arrangement would enhance the ability of shareholders to choose candidates that would more accurately represent their interests. It will support these resolutions.
Committee independence	It supports shareholders asking that boards create nominating committees comprised exclusively of outside directors.
Board size	It opposes such resolutions where shareholders seek to reduce the size of the board as a cost-cutting measure. The costs associated with boards are relatively small, and considerations other than the size should be weighed carefully
Separate chair and CEO	It will support resolutions where shareholders propose that the same person not act as board chair and CEO, so that the board will represent the interests of shareholders, not management.
Lead director	N/A
Tenure and retirement policies	N/A
Board diversity	If the board does not include women or people of color, it will oppose the board's nominees. It will support resolutions where shareholders ask boards to make greater efforts to search for qualified female and minority candidates for nomination to the board of directors, to endorse a policy of board inclusiveness and to issue reports to shareholders on their efforts to increase diversity on their boards.

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[1] Information on ethnicity is derived mainly from an IRRC survey of companies late in 1997, supplemented by use of pictures in proxy statements and annual reports for directors whose ethnicity was not identified through the survey. IRRC is cautious about making ethnic classifications based on the pictures, however, and if there is any doubt ethnicity is left unidentified.

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 15, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Weyerhaeuser Company
Incoming letter dated December 13, 2002

The proposal urges the board of directors to amend the company's bylaws to require that an independent director who has not served as a company officer serve as chairman.

We are unable to conclude that Weyerhaeuser may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the sentence that begins "Obviously, no matter how many independent . . ." and ends ". . . or some other officer of the company" as the proponent's opinion;
- recast the sentence that begins "Although this change . . ." and ends ". . . hardly be radical" as the proponent's opinion; and
- provide factual support in the form of citation to a specific source for the sentence that begins "In the United Kingdom . . ." and ends ". . . the offices of Chairman and CEO."

Accordingly, unless the proponent provides Weyerhaeuser with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement to the Commission if Weyerhaeuser omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Katherine W. Hsu
Attorney-Advisor